Exhibit 99.1

INFORMATION STATEMENT

MOD-PAC CORP.

Distribution of Approximately 2,924,396 shares of Common Stock and
Approximately 1,025,055 shares of Class B Stock

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This information statement is being delivered in connection with the distribution by Astronics Corporation to holders of its capital stock of all of the outstanding shares of capital stock of MOD-PAC CORP. We are currently a wholly owned subsidiary of Astronics, and our businesses, assets and liabilities constitute all of the businesses, assets and liabilities of Astronics' Printing-Packaging segment.

Shares of our capital stock will be distributed to holders of Astronics capital stock of record as of the close of business on [January 6, 2003], which will be the record date. Each holder of Astronics common stock will receive one share of our common stock, par value $.01 per share, or Common Stock, for every two shares of Astronics common stock held on the record date. Each holder of Astronics Class B stock will receive one share of our class B stock, par value $.01 per share, or Class B Stock, for every two shares of Astronics Class B stock held on the record date. The distribution will be effective at 11:59 p.m. on [January 31, 2003]. Shareholders will receive cash in lieu of fractional shares, which will be taxable as ordinary income.

No shareholder approval of the distribution is required or sought. We are not asking you for a proxy and you are requested not to send us a proxy. Astronics shareholders will not be required to pay for the shares of our Common Stock or Class B stock to be received by them in the distribution, or to surrender or to exchange shares of Astronics common stock or Class B stock in order to receive our Common Stock or Class B stock, or to take any other action in connection with the distribution. There is no current trading market for our Common Stock or Class B stock. We have applied to have our Common Stock approved for quotation on the Nasdaq National Market. Our Class B stock will not be separately quoted and, as provided in our certificate of incorporation, generally upon transfer is convertible into our Common Stock on a one-to-one basis, without cost.

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In reviewing this information statement, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 9.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

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This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

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Shareholders of Astronics with inquiries related to the distribution should contact Astronics' transfer agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10007, telephone (212) 936-5700.

The date of this information statement is [January 10, 2003]

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You should rely only on the information contained in this information statement. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this information statement is accurate as of any date other than the date on the front of this information statement.

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FORWARD LOOKING STATEMENTS

This information statement contains "forward looking statements." Such statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results expressed or implied by such statements, including general economic and business conditions, conditions affecting the markets served by us and, conditions affecting our customers and suppliers, competitor responses to our products and services, the overall market acceptance of such products and services and other factors set forth herein under "Risk Factors". We use words like "will," "may," "should," "plan," "believe," "expect," "anticipate," "intend," "future" and other similar expressions to identify forward looking statements. You should not place undue reliance on these forward looking statements, which speak only as of their respective dates. These forward looking statements are based on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere in this information statement. Our actual operating results could differ materially from those predicted in these forward-looking statements, and any other events anticipated in the forward looking statements may not actually occur.

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SUMMARY

This summary highlights information contained elsewhere in this information statement. Accordingly, it is not complete and does not contain all of the information that may be important to you. In addition to this summary, we urge you to read this entire information statement carefully, especially the information under "Risk Factors" and the financial statements and the notes thereto included elsewhere in this information statement. Unless the context otherwise requires, references to "we," "us" or "our" refer to MOD-PAC CORP.

Since our acquisition by Astronics in 1972, we have operated as a subsidiary of Astronics Corporation. Following the distribution as described below, we will be an independent public company, and Astronics will have no continuing stock ownership in us. Accordingly, our historical financial results as part of Astronics contained herein may not reflect our financial results in the future as an independent company or what our financial results would have been had we been a stand-alone company during the periods presented.

Our Company

Established in 1881, we are a manufacturer and distributor of specialty printed products for a wide array of applications and a diverse customer base. We began as a regional supplier of paperboard packaging. However, over the last 30 years, we have broadened our product offerings and expanded our market presence throughout North America. We now manufacture products for over 7,000 customers and ship to more than 100 countries around the world.

Our products include:
  Custom Packaging - paperboard packaging products for consumer goods companies that fill unique requirements such as protective structure, marketing aesthetics and product differentiation;

  Stock Packaging - a comprehensive line of standard packaging designs for the small candy and gift retailer that is available for same day shipment from in-stock inventories;

  Short-run Commercial Printing - print-on-demand products marketed primarily through Internet-based outlets, including business cards, post cards, sell sheets and presentation folders; and

  Personalized Printed Products - print-on-demand products for social occasions, including napkins, party invitations, wedding invitations and party favors, marketed through stationery and gift retailers.

  We have been able to increase our sales to our existing customers by capitalizing on our quick cycle times, reduced customer inventory levels (which gives our customers greater flexibility) and increased print sophistication. Additionally, we have aggressively expanded our presence in the short-run print markets via new relations with Internet distributors. By developing innovative process management procedures, we have built the infrastructure to handle a high volume of print orders on a just-in-time basis.

  Primarily as a result of these factors, our sales have grown at a compound annual growth rate of 10.6% over the past 5 years, which is more than twice the average for our industry. We believe that our ability to produce a high volume of orders at a competitive price on a just-in-time basis has enabled us to become the sole or preferred supplier for most of our customer base.

  For 2001 and the nine months ended September 28, 2002, our net sales were $30.8 million and $22.5 million, respectively, and our net income was $1.7 million and $1.2 million, respectively.

  Our Strategy

  We differentiate ourselves by offering a comprehensive line of solutions that address the specialized needs of our customers. As key elements of our operating strategy, we:

    offer our products and services to selected markets;

    maintain product and technological leadership through continued development and innovation; and

    provide a broad range of printing and packaging services.

  The Reorganization

  Prior to the distribution, we will be recapitalized. Astronics, our sole shareholder, will exchange its existing 8,964 shares of our Common Stock for approximately 2,924,396 shares of our Common Stock and 1,025,055 shares of our Class B stock. Following this recapitalization, Astronics will remain our sole shareholder. Astronics has received a ruling from the Internal Revenue Service, or IRS, to the effect that the recapitalization will qualify as a tax-free transaction under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended, or the Code.

  The Distribution

  Please see the information set forth under the heading "Distribution" for a more detailed description of the matters summarized below.
Distributing Company	Astronics Corporation

Distributed Company	MOD-PAC CORP., formerly a wholly owned subsidiary of Astronics.

Distribution Ratio	Each holder of Astronics common stock will receive one share of our Common Stock for every two shares of Astronics common stock held on the record date. Each holder of Astronics Class B stock will receive a dividend of one share of our Class B stock for every two shares of Astronics Class B stock held on the record date.

Securities to be Distributed	Based on 5,848,793 shares of Astronics common stock and 2,050,110 shares of Astronics Class B stock outstanding on September 28, 2002, and assuming no exercise of outstanding options, approximately 2,924,396 shares of our Common Stock and 1,025,055 shares of our Class B stock will be distributed. The shares of our Common Stock and Class B stock to be distributed will constitute all of the outstanding shares of our capital stock immediately after the distribution. Astronics shareholders will not be required to pay for shares of our Common Stock or Class B stock to be received by them in the distribution, or to surrender or exchange shares of Astronics common stock or Class B stock, or to take any other action in connection with the distribution.

  As set forth in our Certificate of Incorporation, our Common Stock and Class B stock generally vote together as a single class, with holders of our Common Stock are entitled to one vote per share and holders of our Class B stock are entitled to ten votes per share. Subject to certain exceptions, our Class B stock is not transferable, and upon transfer automatically converts to our Common Stock on a one-to-one basis. See "Description of our Capital Stock."

Distribution Agent, Transfer Agent and Registrar for Our Shares	American Stock Transfer & Trust Company will be the distribution agent, transfer agent and registrar for the shares of our Common Stock and Class B Stock.
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Record Date	January [6], 2003

Distribution Date	January [31], 2003

Federal Income Tax Consequences of the Distribution	Astronics has received a ruling from the IRS to the effect that the distribution will qualify as a tax-free transaction under Section 355 of the Code.

Stock Listing	There is not currently a public market for our Common Stock or Class B stock. We have applied for quotation of our Common Stock on the Nasdaq National Market System. Our Class B stock will not be separately quoted and, as provided in our certificate of incorporation, with certain exceptions, will automatically convert into an equal number of shares of our Common Stock upon transfer. See "Description of our Capital Stock."

Relationship between Astronics and Us after the Distribution	Following the distribution, we will be an independent public company, and Astronics will have no continuing stock ownership in us. Prior to the distribution, we and Astronics will enter into a Separation and Distribution Agreement and several ancillary agreements for the purpose of effecting the distribution of our Common Stock and Class B stock to Astronics' shareholders. These agreements also will govern our relationship with Astronics subsequent to the distribution and provide for the allocation of employee benefit, tax and certain other liabilities and obligations attributable to periods prior to the distribution and for providing interim services after the distribution date. The Separation and Distribution Agreement includes an agreement that we generally will indemnify Astronics against liabilities arising out of our business and that Astronics generally will indemnify us against liabilities arising out of Astronics' retained businesses.

Post-Distribution Dividend Policy	We do not anticipate paying any dividends on our Common Stock or Class B stock in the foreseeable future. The declaration, payment and amount of dividends by us, however, is subject to the discretion of our board of directors.

Anti-Takeover Effects	Certain provisions of our restated certificate of incorporation and restated by-laws, as each will be in effect after the distribution, may discourage or make more difficult a change of control transaction.

Risk Factors	Shareholders should carefully consider the matters discussed under "Risk Factors."

Our Principal Executive Offices	1801 Elmwood Avenue Buffalo, New York 14207 (716) 873-0640

  SUMMARY FINANCIAL INFORMATION

  The summary financial data presented below have been derived from our financial statements that have been audited by Ernst & Young LLP for the three years ended December 31, 1999, 2000 and 2001. The data for the nine month periods ended September 29, 2001 and September 28, 2002 are derived from unaudited financial statements which, in our opinion, reflect all adjustments necessary for a fair presentation. Our balance sheets as of December 31, 2000 and 2001 and September 29, 2001 and September 28, 2002 and the related statements of income and cash flow for the three years ended December 31, 2001 and the nine months ended September 29, 2001 and September 28, 2002 and notes thereto appear elsewhere in this information statement. Results for the nine-month periods are not necessarily indicative of results for the full year. The summary financial data presented below should be read in conjunction with, and are qualified in their entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations", our financial statements and the notes thereto and other financial information included elsewhere in this information statement.
	Year Ended December 31,			Nine Months Ended (unaudited)

	1999	2000	2001	Sept. 29, 2001	Sept. 28, 2002
	(in thousands, except per share data)
Statement of Income Data:
Net sales	$24,325	$26,464	$30,842	$21,637	$22,484
Net Income	2,539	2,742	1,733	1,067	1,240
Per share:
Basic earnings, per share	0.66	0.70	0.43	0.27	0.31
Diluted earnings per share	0.64	0.68	0.42	0.26	0.30
Shares used in computation of basic earnings per share	3,855	3,915	4,026	4,020	4,040
Shares used in computation of diluted earnings per share	3,975	4,007	4,108	4,180	4,137

Statement of Cash Flows Data:
Cash provided by operating activities	$5,541	$3,897	$4,156	$1,844	$5,524
Capital expenditures	4,957	1,316	1,427	1,014	2,436

Balance Sheet Data (at end of period):
Total assets	$26,445	$27,873	$29,682	$28,284	$31,524
Net investment in property, plant and equipment	21,119	19,247	17,699	18,080	17,901
Working capital	1,813	6,366	9,783	7,660	10,709
Long-term debt	618	448	290	329	179
Shareholders' equity (1)	21,019	23,761	25,494	25,774	26,671

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  (1) We have not historically paid dividends to Astronics. However, in connection with the Distribution, Astronics is retaining all of the long-term debt and most of the supplemental retirement obligations that were incurred by the former combined Company. Accordingly, prior to the Distribution, we will pay a $7.0 million dividend to Astronics in order to offset a portion of such indebtedness and obligations. The cash payable to Astronics as a result of this dividend will be reduced by amounts owed to us by Astronics, which at September 28, 2002, totaled $6,573,000.

  THE RECAPITALIZATION

          Currently, our outstanding capital stock consists of 8,964 shares of Common Stock, $1.00 par value per share, all of which is owned by Astronics. Our certificate of incorporation will be amended and restated to provide for the issuance of Common Stock, par value $.01 per share, and Class B stock, par value $.01 per share. Prior to the distribution, Astronics will exchange its existing 8,964 shares of our Common Stock for approximately 2,924,396 shares of our Common Stock and 1,025,055 shares of our Class B stock. Following this recapitalization, Astronics will remain our sole shareholder. Astronics has received a ruling from the IRS to the effect that the recapitalization will qualify as a tax-free transaction under Section 368(a)(1)(E) of the Code of 1986.

  THE DISTRIBUTION

  General

          The board of directors of Astronics has approved the distribution of all of the outstanding shares of our stock to the holders of Astronics stock. In the distribution, each holder of Astronics common stock will receive one share of our Common Stock for every two shares of Astronics common stock held by him on [January 6, 2003], which is the record date, and each holder of Astronics Class B stock will receive one share of our Class B stock for every two shares of Astronics Class B stock held by him on the record date.

  Manner of Effecting the Distribution

          The general terms and conditions relating to the distribution are set forth in the Separation and Distribution Agreement between us and Astronics. Under the Separation and Distribution Agreement, the distribution will be effective at 11:59 p.m. on the distribution date, [January 31, 2003]. For most Astronics shareholders who own Astronics stock in registered form on the record date, our transfer agent will credit their shares of our Common Stock or Class B stock, as the case may be, received in the distribution to book entry accounts established to hold their MOD-PAC stock. Our distribution agent will send these shareholders a statement reflecting their MOD-PAC stock ownership. Book entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For shareholders who own Astronics stock through a broker or other nominee, their shares of our Common Stock or Class B stock received in the distribution will be credited to their accounts by the broker or other nominee. Following the distribution, shareholders whose shares are held in book entry form may request that their shares of our stock be transferred to a brokerage or other account at any time, or delivery of physical stock certificates for their shares, in each case without charge.

          Astronics shareholders will not be required to pay for shares of our Common Stock or Class B stock received in the distribution, or to surrender or exchange shares of Astronics common stock or Class B stock in order to receive our stock, or to take any other action in connection with the distribution. No vote of Astronics shareholders is required or sought in connection with the distribution, and Astronics shareholders have no appraisal rights in connection with the distribution.

          Fractional shares of our Common Stock or Class B stock will not be issued to Astronics shareholders as part of the distribution nor credited to book entry accounts. In lieu of receiving fractional shares, each holder of Astronics stock who would otherwise be entitled to receive a fractional share of our Common Stock or Class B stock will receive cash for the fractional interest, which may be taxable to such holder. For an explanation of the tax consequences for the distribution, please see "- Federal Income Tax Consequences of the Distribution." The distribution agent will, as soon as practicable after the distribution date, aggregate fractional shares held by holders of record into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds ratably to Astronics shareholders otherwise entitled to fractional interests. The amount of this payment will depend on the prices at which the aggregated fractional shares are sold by the distribution agent in the open market shortly after the distribution date. We will be responsible for any payment of brokerage fees. The amount of these brokerage fees is not expected to be material to us.

          In addition, at the time of the distribution, each outstanding unvested option to purchase Astronics common stock held by our employees on the distribution date will be converted into a similar option for our Common Stock.

          In order to be entitled to receive shares of our Common Stock or Class B stock in the distribution, Astronics shareholders must be shareholders at the close of business on the record date.

  Reasons for the Distribution

          Astronics' board of directors has determined that separation of our businesses from Astronics' other businesses is in the best interests of Astronics and its shareholders. The separation will enable Astronics to focus on its aerospace-electronics businesses without the distraction of managing unrelated businesses, such as ours. The distribution will also better position Astronics to qualify as a small defense contractor for purpose of the Federal Acquisition Regulations, or FARs.

          In deciding how to achieve Astronics business purpose of separating our business from Astronics, Astronics determined that a spin-off of our business was the only transaction that would be nontaxable, practical and not unduly expensive. In determining that the separation is in the best interests of Astronics and its shareholders, the Astronics board of directors considered the potential negative effect of restrictions, due to tax considerations caused by the spin-off, on significant stock transactions for both Astronics and us following the distribution. These tax considerations are more fully discussed under "- Federal Tax Consequences of the Distribution."

  Different Businesses

  Astronics currently operates in the two major business segments described below.

  Aerospace Electronics. This segment is comprised of businesses that provide specialized lighting and control systems for the aircraft industry.

  Printing-Packaging. This segment produces stock and custom folding cartons, business office products and custom social accessories and is described in this information statement under "Business."

          Our business has different growth strategies, characteristics, customers, distribution channels and technological evolution than Astronics' other segment. Those differences are expected to continue in the future. Astronics' management believes that the different businesses require inherently different strategies in order to maximize their long-term value. Consequently, Astronics' current structure, which involves the operation of each of these segments under a single corporate entity, is not the most effective structure to design and implement the distinct strategies necessary to operate each segment successfully in a manner that maximizes its long-term value.

          We believe several additional benefits may result from the separation. As separate companies with business operations in only one industry, each of Astronics and us should have greater access to the capital markets. Potential investors should find it easier to understand our respective businesses and to measure and compare our respective financial performance to that of companies in similar, distinct industries. Previously, due to the disparate business operations of Astronics, potential investors had greater difficulty in making such comparisons. Each of Astronics and us will also be able to create more focused strategies for growth. Finally, as a result of the separation, Astronics will extend its status as a small defense contractor under the FARs, enabling it to compete more effectively for defense contracts. In contrast, small business supplier under the FARs is not a concern to us.

  Interests of Persons in the Distribution

          Each of Messrs. Kevin T. Keane, John B. Drenning, Robert T. Brady and Robert J. McKenna is a member of the Astronics board of directors and is a member of our board of directors, and voted to approve the distribution. Daniel G. Keane, our President and Chief Executive Officer and a member of our board of directors, was also a member of the Astronics Board of Directors until his resignation on December 18, 2002, and voted to approve the distribution. In addition, Mr. Kevin T. Keane, who is our Chairman of the Board, is also the Chairman of the Board of Astronics.

  Results of the Distribution

          After the distribution, we will be an independent public company owning and operating what has previously been Astronics' printing and packaging business. Immediately after the distribution, based on the number of record shareholders and outstanding shares of Astronics common stock on September 28, 2002 and assuming no exercise of outstanding options, and after giving effect to the delivery to shareholders of cash in lieu of fractional shares of our stock, we expect to have approximately 962 holders of record of shares of our Common Stock and approximately 2,924,396 shares of our Common Stock outstanding and 825 holders of record of shares of our Class B stock and approximately 1,025,055 shares of our Class B stock outstanding. The actual number of shares of our stock to be distributed will be determined on the record date.

          For information regarding options to purchase our Common Stock that will be outstanding after the distribution, see "Relationship Between Astronics and Our Company After the Distribution - Employee Benefits Agreement and Plans" and "Management." Prior to the distribution, we will enter into several agreements with Astronics in connection with, among other things, interim services. For a more detailed description of these agreements, please see "Relationship Between Astronics and Our Company After the Distribution."

  The distribution will not affect the number of outstanding shares of Astronics stock or any rights of Astronics shareholders.

  Federal Income Tax Consequences of the Distribution

          Astronics has received a ruling from the IRS, to the effect that the distribution will qualify as a tax-free transaction under Section 355 of the Code. The ruling provides that for U.S. Federal Income tax purposes:

    Astronics will not recognize any gain or loss upon the distribution;

    no gain or loss will be recognized by, or be includible in the income of, a shareholder of Astronics common stock or Class B stock solely as the result of the receipt of our Common Stock or Class B stock in the distribution, except, as described below, in connection with cash received in lieu of fractional shares;
  the basis of the Astronics stock and our stock in the hands of Astronics shareholders immediately after the distribution will be the same as the basis of the Astronics stock immediately before the distribution, allocated between the stock of Astronics and us in proportion to their relative fair market values on the date of the distribution;

  the holding period of our stock received by Astronics shareholders will include the holding period of their Astronics stock, provided that such Astronics stock is held as a capital asset on the date of the distribution; and

  shareholders of Astronics who receive cash from the distribution agent in respect of fractional shares will be deemed to have received a dividend equal to the difference between the cash received and the holder's basis in such fractional share interest, which will be taxed as ordinary income.

          Although the ruling relating to the qualification of the distribution as a tax-free transaction is generally binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions and covenants, including an agreement by Astronics that it will retain its status as a small defense contractor under the FARs for a period of three (3) years from the date of the ruling. Astronics and we are not aware of any facts or circumstances that would cause such representations, assumptions or covenants to be untrue. Astronic's future growth, whether by acquisition or internally, could result in a loss of its small defense contractor status under the FARs. As a result, our private letter ruling could be invalidated and the IRS could challenge the tax-free status of the distribution.

          If the distribution were not to qualify as a tax-free transaction, Astronics would recognize taxable gain equal to the excess of the fair market value of our stock distributed to Astronics shareholders over Astronics' tax basis in our stock. In addition, each shareholder who receives our stock in the distribution would generally be treated as receiving a taxable dividend in an amount equal to the fair market value of our stock received.

          Even if the distribution otherwise qualifies for tax-free treatment under Sections 355 of the Code, it may be disqualified as tax-free to Astronics under Section 355(e) of the Code if 50% or more of the stock of Astronics or us is acquired as part of a plan or series of related transactions that include the distribution. For this purpose, any acquisitions of our stock or Astronics' stock within two years before or after the distribution are presumed to be part of such a plan, although Astronics or we may be able to rebut that presumption. If such an acquisition of our stock or Astronics stock triggers the application of Section 355(e), Astronics would recognize taxable gain as described above but the distribution would generally be tax-free to each Astronics shareholder. Under the Tax Sharing Agreement between Astronics and us, we would be required to indemnify Astronics against that taxable gain if it were triggered by an acquisition of our stock. Please see "Relationship Between Astronics and Our Company After

  the Distribution - Tax Sharing Agreement" for a more detailed discussion of the Tax Sharing Agreement between Astronics and us.

          U. S. Treasury regulations require each Astronics shareholder that receives shares of our stock in the distribution to attach to the shareholder's U.S. Federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Astronics will provide its shareholders who receive our stock pursuant to the distribution with the information necessary to comply with such requirement.

          We recommend that each Astronics shareholder consult his or her tax adviser about the particular consequences of the distribution to such shareholder, including the application of state, local and foreign tax laws, and possible changes in tax law that may affect the tax consequences described above.

  Listing and Trading of our Common Stock

          There is not currently a public market for our Common Stock or Class B stock. We have applied to have our Common Stock approved for quotation subject to issuance on the Nasdaq National Market. If approved, it is anticipated that trading will commence on a when-issued basis prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading in our Common Stock will end and regular-way trading will begin. Regular-way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. Our Class B stock will not be separately quoted and, as provided in our certificate of incorporation, will trade at the same price as our Common Stock. Subject to certain exceptions, shares of our Class B stock automatically convert into an equal number of shares of our Common Stock upon transfer.

          We cannot assure you as to the price at which our Common Stock will trade before, on or after the distribution date. Although the price at which such stock trades may fluctuate significantly until our Common Stock is fully distributed and an orderly market develops, we believe the presence of a when-issued trading market may have a stabilizing effect on the price of our Common Stock following the distribution. In addition, the combined trading prices of our Common Stock and Astronics common stock held by shareholders after the distribution may be less than, equal to or greater than the trading price of Astronics common stock prior to the distribution.

          The shares distributed to Astronics shareholders will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by, or are under common control with us. This may include some or all of our officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

  Reason for Furnishing this Information Statement

          This information statement is being furnished by Astronics solely to provide information to shareholders of Astronics who will receive shares of our stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of our securities. The information contained in this information statement is believed by us to be accurate as of the date set forth on its cover. Changes may occur after that date, and we will not update the information except in the normal course of our respective public disclosure obligations and practices.

  RISK FACTORS

          You should carefully consider the following risks and uncertainties and all other information contained in this information statement in evaluating us, our Common Stock and our Class B stock.

  Risks Relating to Our Separation from Astronics

          We have no history operating as an independent company, and we may not be able to make the changes necessary to operate as a stand-alone company, or we may incur greater costs as a stand-alone company that may cause our profitability to decline.

          Prior to the distribution, we were a wholly owned subsidiary of Astronics and our business was operated by Astronics as a segment of its broader corporate organization rather than as a stand-alone business. Astronics assisted us by providing certain administrative and support functions. Following the distribution, Astronics will have no obligation to provide assistance to us other than the interim services which will be provided by Astronics and which are described in "Relationship between Astronics and Our Company after the Distribution." These services include certain aspects of payroll and employee benefit administration, risk management, training services, investor relations and financial reporting. Because our business has never been operated as an independent company, we cannot assure you that we will be able to successfully implement the changes necessary to operate independently or that we will not incur additional costs operating independently that will cause our profitability to decline.

  Our historical financial information may not be representative of our results as a separate company and, therefore, may not be reliable as an indicator of our historical or future results.

          The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future. Our financial statements reflect allocations, primarily with respect to services provided to us by Astronics, which may not reflect the costs we will incur for similar services as a stand-alone company.

  We could incur significant tax liability if the distribution does not qualify for tax-free treatment, which could require us to pay Astronics a substantial amount of money.

          Astronics and the Astronics shareholders could incur significant tax liability if the distribution does not qualify for tax-free treatment. Should this occur, we could be required to indemnify and pay Astronics for taxes imposed upon Astronics as a result of the distribution.

          Astronics has received a private letter ruling from the IRS stating that the distribution would not be taxable to Astronics or its shareholders. Although the ruling relating to the qualification of the distribution as a tax-free transaction is generally binding on the IRS, the continuing validity of the ruling is subject to factual representations and assumptions and covenants, including an agreement by Astronics that it will retain its status as a small defense contractor under the FARs for a period of three (3) years from the date of the ruling. We and Astronics are not aware of any facts or circumstances that would cause such representations, assumptions or covenants to be untrue. Astronic's future growth, whether by acquisition or internally, could result in a loss of its small defense contractor status under the FARs. As a result, our private letter ruling could be invalidated and the IRS could challenge the tax-free status of the distribution. For a more complete discussion of the ruling and the tax consequences of the distribution being taxable, please see "The Distribution - Federal Income Tax Consequences."

          Although any U.S. federal income taxes imposed in connection with the distribution generally would be imposed on Astronics and its shareholders, we could be liable for all or a portion of such taxes. As part of the distribution, we and Astronics will enter into the Tax Sharing Agreement. The Tax Sharing Agreement will generally allocate, between Astronics and us, the taxes and liabilities relating to the failure of the distribution to be tax-free. In addition, under the Tax Sharing Agreement, if the distribution fails to qualify as a tax-free distribution under Section 355 of the Code because of any action of ours, then we will be liable for any resulting corporate taxes. For a more complete discussion of the Tax Sharing Agreement, see "Relationship between Astronics and Our Company after the Distribution - Tax Sharing Agreement."

  Because there has not been a public market for our stock, the market price and trading volume may be volatile, and you may not be able to resell your shares at or above the initial price of our stock following the distribution.

          Prior to the distribution, there has been no trading market for our stock. Accordingly, we cannot predict the extent to which investors' interest will lead to a liquid trading market or whether the market price of our stock will be volatile. The combined trading price of Astronics' stock and our stock after the distribution may be less than, equal to or greater than the trading price of Astronics' stock prior to the distribution. The market price of our stock could fluctuate significantly for many reasons, including in response to the events described in the risk factors listed in this information statement or for reasons unrelated to our performance. We have applied to have our Common Stock approved for quotation on the Nasdaq National Market. The qualifications for such initial approval and for continuing eligibility include certain financial and corporate governance requirements, as well as a minimum bid price requirement. Although we believe that we meet all of these requirements for acceptance of our initial application, there can be no assurances that we will continue to meet them in the future. If we failure to meet these requirements in the future, our Common Stock could be de-listed from the Nasdaq National Market which could adversely affect the trading price of our stock.

  A number of our shares are eligible for future sale, which may cause our stock price to decline.

          Any sales of substantial amounts of our Common Stock or Class B stock in the public market, or the perception that such sales might occur, whether as the result of the distribution or otherwise, could cause the market price of our stock to decline. Upon completion of the distribution, we will have outstanding an aggregate of approximately 2,924,396 shares of our Common Stock and approximately 1,025,055 shares of our Class B stock, based upon the shares of Astronics' common stock and Class B stock outstanding on September 28, 2002 and assuming no exercise of options. All of these shares will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are owned by an "affiliate" of ours as defined in Rule 405 under the Securities Act. In addition, as of September 28, 2002, options to purchase approximately 365,011 shares of Astronics common stock were outstanding and held by our employees or Astronics employees and directors who are expected to become our employees and directors. Options to purchase our Common Stock will be substituted for these options. These substituted options to purchase our Common Stock will have a dilutive effect on our earnings per share which could adversely affect the market price of our stock. From time to time, we may issue additional options under our existing plan or under new plans we may adopt.

  Risks Relating to Our Business

  We face significant competition and downward price pressures.

          Our business is highly competitive. We compete over product performance and price with various competitors, many of which are substantially larger and have greater resources than we have. Customers in our industry are price-sensitive and there is substantial and continuing pressure from customers to reduce the prices of our products. Some of our competitors are smaller than we are and, while they produce only a limited number of the products that we make, they may have the advantage of lower overhead costs, allowing them to sell their products at lower prices. Other competitors are larger than we are and have greater financial resources, giving them certain advantages in areas such as research and development and marketing. Our ability to remain competitive depends on our ability to meet price pressures while maintaining market share and, to the extent possible, protecting our margins from price erosion. To remain competitive, we must achieve continuous cost reductions through improved manufacturing processes and product improvements, including production time, product flow, employee training and inventory control. We must also meet our customers' demands for assistance in minimizing their shipping and inventory financing costs by producing and shipping on a just-in-time basis. Our sales and profits will suffer if our competitors are more successful than we are in reducing product costs and, to the extent that we are unable to remain competitive, our business and operational results will suffer.

  We are dependent upon our key personnel.

          Our future performance depends to a significant degree upon the continued contributions of our senior management and other key personnel, none of whom are subject to employment agreements. The loss of any member of senior management or any key personnel employees could significantly harm us. We face intense competition for these professionals from our competitors, our customers and other companies. To the extent that the services of our senior management and key personnel would be unavailable to us for any reason, we would be required to hire other personnel. We may not be able to locate and employ other qualified personnel on acceptable terms.

  Certain of our directors and executive officers will continue to serve as directors and executive officers of Astronics after the distribution, which may result in conflicts of interest and will detract from their availability to manage our business.

          After the distribution, each of our directors other than Daniel G. Keane will continue to serve as a director of Astronics, and Kevin T. Keane, our Chairman of the Board, will continue to serve as Chairman of the Board of Astronics. Certain of our directors and executive officers also own substantial amounts of Astronics stock and vested Astronics options. These relationships could create, or appear to create, potential conflicts of interests with respect to decisions that could have disparate implications for Astronics and us. Additionally, the time that our directors and Chairman of the Board devote to the management of Astronics will detract from their availability to manage our business and affairs. To reduce the possibility of any such potential conflicts of interest and to enhance our ability to resolve them, we have decided to add one or two additional outside directors to our board within the next year, either as additional directors or in replacement of existing directors. Our search for these additional director(s) is in the early stages, and there can be no assurances that we will be able to find qualified candidates or that any such candidates will be willing to accept membership on our board of directors or that we will able to complete this process within the next year.

  We may not be able to maintain our manufacturing process and systems expertise.

          Our industry is characterized by rapidly changing technology and continuing process design and development. We believe that our future success will depend upon our ability to develop and provide manufacturing services that meet our customer's changing needs, maintain technological leadership and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. We cannot assure you that our process development efforts will be successful.

  We have various mechanisms in place to discourage takeover attempts, which may reduce or eliminate your ability to sell your shares for a premium in a change of control transaction.

          Various provisions of our restated certificate of incorporation and by-laws may discourage, delay or prevent a change in control or takeover attempt of our company by a third party which is opposed by our management and board of directors. Our shareholders who might desire to participate in such a transaction may not have the opportunity to do so. These provisions include:

  our Class B stock, which is entitled to vote on all matters with the holders of our Common Stock, is entitled to ten votes per share:

  our amended certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our outstanding shares entitled to vote thereon is required to approve certain material transactions;

  our amended certificate of incorporation provides that special meetings of shareholders may be called upon the written request of two-thirds of the directors then serving on our board of directors or on the written request of the holders of at least 80% of our outstanding shares entitled to vote thereon as of the date on which such request is actually received by us; and

  the affirmative vote of the holders of at least 80% of our outstanding shares entitled to vote thereon is also required by our amended certificate of incorporation to alter, amend or repeal the provisions set forth above.

          The anti-takeover provisions listed above and the fact that approximately 33.7% of our Class B stock is held by affiliates of our company, including our officers and directors, could substantially impede the ability of our shareholders to benefit from a change of control or change in our management and board of directors.

  DIVIDEND POLICY

          After the Distribution, we do not anticipate paying any dividends on our Common Stock or Class B stock in the foreseeable future. We expect to retain our future earnings for use in the operation and expansion of our business. Our payment and amount of dividends, however, will be subject to the discretion of our board of directors and will depend, among other things, upon our results of operations, financial condition, cash requirements, future prospects and other factors which may be considered relevant by our board of directors. In addition, the credit facility which we are currently negotiating and expect to close by January 15, 2003 will limit our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity".

          In connection with the Distribution, Astronics is retaining all of the long-term debt and most of the supplemental retirement obligations that were incurred by the former combined Company. Accordingly, prior to the Distribution, we will pay a $7.0 million dividend to Astronics in order to offset a portion of such indebtedness and obligations that was allocated to us. The amount of this dividend will be offset by amounts owed to us by Astronics, which at September 28, 2002, totaled $6,573,000.

  CAPITALIZATION

          The following table sets forth our capitalization as of September 28, 2002 (i) on a historical basis, (ii) on a pro forma basis after giving effect to the distribution and a dividend in the amount of $7 million to be paid to Astronics immediately prior to the distribution and (iii) the amount of debt that would be necessary to incur in order to fund the cash portion of such dividend which at September 28, 2002 is $7.0 million less $6,573,000 owed to us by Astronics, or $427,000. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our financial statements and notes thereto included elsewhere in this information statement.

	As of September 28, 2002
	Actual	As Adjusted
	(amounts in thousands)

Long term debt	$179	$606

Shareholders' equity:
Common stock, $.01 par value, 10,000,000 shares authorized, 2,924,396 shares issued and outstanding	29	29
Class B stock, $.01 par value, 5,000,000 shares authorized, 1,025,055 shares issued and outstanding	10	10
Accumulated other comprehensive income (loss)	(63)	(63)
Retained earnings.	26,695	19,695
Total shareholders' equity	26,671	19,671
Total capitalization	$26,850	$20,277

  SELECTED FINANCIAL INFORMATION

          The selected financial data presented below have been derived from our financial statements which, in our opinion, reflect all adjustments necessary for a fair presentation. Our balance sheets as of December 31, 2000 and 2001 and September 29, 2001 and September 28, 2002 and the related statements of income and cash flow for the three years ended December 31, 2001 and the nine months ended September 29, 2001 and September 28, 2002 and notes thereto appear elsewhere in this information statement. Results for the nine-month periods are not necessarily indicative of results for the full year. The selected financial data presented below should be read in conjunction with, and are qualified in their entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the notes thereto and other financial information included elsewhere in this information statement.

Year Ended December 31,						Nine Months Ended (unaudited)
	1997	1998	1999	2000	2001	Sept. 29, 2001	Sept. 28, 2002
(in thousands, except per share data)
Statement of Income Data:
Net sales	$20,167	$22,189	$24,325	$26,464	$30,842	$21,637	$22,484
Net Income	1,799	1,905	2,539	2,742	1,733	1,067	1,240
Per share:
Basic earnings, per share	0.48	0.50	0.66	0.70	0.43	0.27	0.31
Diluted earnings per share	0.46	0.48	0.64	0.68	0.42	0.26	0.30
Shares used in computation of basic earnings per share	3,779	3,809	3,855	3,915	4,026	4,020	4,040
Shares used in computation of diluted earnings per share	3,893	3,924	3,9475	4,007	4,108	4,180	4,137

Statement of Cash Flows Data:
Cash by operating activities	$4,510	$4,005	$5,541	$3,897	$4,156	$1,844	$5,524
Capital expenditures	2,644	5,872	4,957	1,316	1,427	1,014	2,436

Balance Sheet Data (at end of period):
Total assets	$20,815	$24,262	$26,600	$27,873	$29,682	$28,284	$31,524
Net investment in property, plant and equipment	15,177	18,839	21,119	19,247	17,699	18,080	17,901
Working capital	3,722	1,735	1,813	6,366	9,783	7,660	10,709
Long-term debt	1,379	981	618	448	290	329	179
Shareholders' equity (1)	16,681	18,480	21,019	23,761	25,494	25,774	26,671

  ____________

  (1) We have not historically paid dividends to Astronics. However, in connection with the Distribution, Astronics is retaining all of the long-term debt and most of the supplemental retirement obligations that were incurred by the former combined Company. Accordingly, prior to the Distribution, we will pay a $7.0 million dividend to Astronics in order to offset a portion of such indebtedness and obligations. The cash payable to Astronics as a result of this dividend will be reduced by amounts owed to us by Astronics, which at September 28, 2002, totaled $6,573,000.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Annual results of operations

  The following table sets forth income statement data with percentage of net sales and the percentage of increase (decrease) as compared to the prior year.
	1999		2000		2001		1999-	2000-
(dollars in thousands)	$	%	$	%	$	%	2000	2001

Net Sales	24,325	100.0	26,464	100.0	30,842	100.0	8.8%	16.5%

Cost of Goods Sold	16,727	68.8	18,710	70.7	23,350	75.7	11.9%	24.8%

Selling, general and
administrative expenses	2,917	12.0	3,060	11.6	3,710	12.0	4.9%	21.2%
Corporate expense allocation	1,059	4.4	982	3.7	886	2.9	-7.3%	-9.8%
Operating income	3,622	14.9	3,712	14.0	2,896	9.4	2.5%	-22.0%

  Net Sales

  Net sales for 2001 increased by $4.3 million to $30.8 million from $26.5 million in 2000, an increase of 16.5%. Our internet-based short run commercial printing accounted for $2.6 million of this increase. This business was launched in May of 2000 so 2001 reflects increased sales momentum and a full year of business. In 2001, short run commercial printing net sales were $3.2 million, compared to $.6 million in 2000. Our custom folding carton products accounted for the balance, $1.7 million, of the increase in net sales.

  Net sales for 2000 increased by $2.2 million to $26.5 million from $24.3 million in 1999, an increase of 8.8%. We launched our internet-based short run commercial printing business in May of 2000, which added $.6 million in net sales. Our custom folding carton products accounted for the balance, $1.6 million, of the increase in net sales.

  Cost of Goods Sold

  Cost of goods sold as a percentage of net sales increased 5.0% in 2001 to 75.7% compared to 70.7 % in 2000. The primary factor in this was product mix. Our cost as a percentage of net sales to produce custom folding cartons and short run commercial printing is generally higher than our stock box production costs. Custom folding carton and short run commercial printing comprised 60% of our net sales in 2001 compared to 54% in 2000 and 50% in 1999.

  Selling, General and Administrative Costs

  Selling, general and administrative expenses have remained fairly consistent, as a percentage of net sales, during the three-year period ended December 31, 2001. The majority of these costs are related to sales and administrative personnel, which the company has been able to contain in proportion to net sales.

  Corporate Expense Allocation

  Expense allocations from Astronics Corporation are based mainly on MOD-PAC CORP.'s proportion of consolidated net sales of Astronics Corporation, which was 48.0%, 36.8%, and 36.1% in 1999, 2000, and 2001, respectively. As a result of our net sales comprising a lower percentage of Astronics total each year, the costs allocated to us decreased in total each year. At the same time our net sales were increasing, which also diminished these costs as a percentage of our net sales each year from 4.4% of net sales in 1999 to 3.7% in 2000 and 2.9% in 2001. Included within this corporate expense allocation are employee salary and benefits costs, professional fees, supplies, data processing, depreciation and shareholders relations.

  Operating Income

  Operating income decreased $.8 million in 2001 to $2.9 million from $3.7 million in 2000, a decrease of 21.6%. This decrease was mainly a result of the higher percentage of costs of goods sold experienced in 2001 compared to 2000, offset by the contribution on the sales increase in 2001 compared to 2000.

  In 2000 operating income increased $.1 million to $3.7 million from $3.6 million in 1999. This increase resulted mainly from a $2.1 million increase in net sales in 2000 compared to 1999, offset by a 1.9% higher rate of costs of goods sold.

  Income Taxes

  The effective tax rate in 2001 was 39.5% compared to 29.1% in 2000. Most of this 10.4% increase was due to the effect of changes in the valuation allowance on deferred tax assets related to New York State investment tax credits. The effective tax rate in 2000 of 29.1% was .7% higher then the 1999 effective tax rate of 28.4%, due to the effect of changes in the valuation allowance on deferred tax assets related to New York State investment tax credits.

  Net Income

  Net income in 2001 was $1.7 million, down $1.0 million from $2.7 million in 2000, mainly as a result of the decrease in operating income. Net income in 2000 of $2.7 million was up $.2 million over 1999 due in part to the increase in operating income and a gain on sale of real estate.

  Interim results of operations

  The following tables set forth income statement data with percentage of net sales and the percentage of increase (decrease) as compared to the prior year's comparable period.

Third Quarter-to-Third Quarter
	2001		2002		2001- 2002
(dollars in thousands)	$	%	$	%

Net Sales	7,794	100.0	7,700	100.0	-1.2%

Costs and Expenses:
Cost of Goods Sold	5,776	74.1	5,762	74.8	-0.2%
Selling, general and
administrative expenses	872	11.2	927	12.0	6.7%
Corporate expense allocation	233	3.0	237	3.1	1.7%
Operating income	913	11.7	774	10.1	-15.5%

Year to date comparisons
	2001		2002		2001- 2002
(dollars in thousands)	$	%	$	%

Net Sales	21,637	100.0	22,484	100.0	3.9%

Cost of Goods Sold	16,741	77.4	16,909	75.2	1.0%
Selling, general and
administrative expenses	2,558	11.8	2,922	13.0	14.2%
Corporate expense allocation	624	2.9	638	2.8	2.2%
Operating income	1,714	22.0	2,015	26.2	17.6%

  Net Sales

  For the third quarter 2002 net sales were down $.1 million to $7.7 million from the 2001 third quarter level of $7.8 million. Net sales for the year-to-date comparison were up $.9 million to $22.5 million in 2002 from $21.6 million in 2001, an increase of 4.2%. Increased net sales in commercial printing were offset by decreases in folding cartons, mainly custom. Commercial printing net sales for the 2002 third quarter were $1.6 million compared to $.8 million for the 2001 third quarter, an increase of $.8 million. For the year to date comparison commercial printing net sales were $4.3 million in 2002 compared to $2.3 million in 2001, an increase of $2 million. Custom folding carton net sales were down $.8 million for both the quarter and year-to-date comparisons.

  Costs of Goods Sold

  Costs of goods sold as a percentage of net sales were slightly higher in the third quarter of 2002 compared to the third quarter of 2001. This is mainly a function of the incurrence of $56,000 of higher fixed costs for production equipment and attendant staffing, while experiencing a $94,000 decrease in net sales. For the year to date comparison, costs of goods sold in 2002 were, as a percentage of net sales, 2.2% lower at 75.2% than the 77.4% experienced in 2001. This was the result of an $847,000 increase in net sales, coupled with $154,000 of cost containment.

  Selling, General and Administrative Costs

  Selling, general and administrative costs increased, as a percentage of net sales, for the 2002 third quarter to 12% from 11.2% in the 2001 third quarter. Expenses were up $55,000 in the 2002 third quarter while sales were down $94,000. For the year to date comparison, selling, general and administrative costs were up $.4 million from the 2001 level. As a percent of sales, such costs were 13% in 2002 and 11.8% in 2001. Employee costs and expenditures for training and outside engineering services related to undertaking a 50% expansion of capacity accounts for the 2002 increases in these costs.

  Income taxes

  The effective tax rate for the quarter and year to date in 2002 was for 40.4% and 38%, respectively. In 2001 the effective tax rate for the quarter and the year to date was 36.2% and 36.7%, respectively.

  Net Income

  Net income for the 2002 third quarter was $.5 million compared to $.6 million in the 2001 third quarter, due to a $55,000 increase in selling, general and administrative costs, coupled with a $94,000 decrease in net sales. On a year to date basis, net income is up $.2 million to $1.2 million in 2002 compared to $1 million in 2001. Increased sales of $847,000 and a 2.2% decrease in costs of goods sold as a percentage of net sales, absorbed the $364,000 increase in selling general and administrative costs.

  Liquidity

  Cash flow from operating activities in 2001 was $4.2 million compared to $3.8 million in 2000. In 2001 the cash required to fund growth in working capital components was less than the cash required in 2000. In 1999 cash from operating activities was $5.5 million; cash used to fund working capital components was negligible in that year.

  Capital expenditures in 2001 were $1.4 million compared to $1.3 million in 2000 and $5.0 million in 1999. Most of these expenditures are related to additional production equipment and, to a lesser extent additional production facilities. In 2001 we also acquired the property rights to production equipment valued at $3.1 million through a long term operating lease.

  In the first nine months of 2002 cash flow from operating activities was $5.5 million compared to $1.8 million in the first nine months of 2001. In addition to higher earnings we reduced the cash invested in working capital components by $1.7 million in 2002 compared to cash invested in working capital requirements of $1.5 million in 2001.

  Capital expenditures for the nine months ended September 28, 2002 were $2.4 million compared to $1.0 million in 2001. The $2.4 million expended in the first nine months of 2002 is part of a $12.0 million capital improvement program, which will increase our production capacity by over 50%. This $2.4 million expenditure includes approximately $1.0 million to equip a pilot product facility in Waltham, Massachusetts pursuant to our supply agreement with VistaPrint. Our $12.0 million capital improvement program also includes the installation of a 2.1 Megawatt power plant that will ensure source and stability of power to operate our production equipment. This power plant will also enable us to condition our raw paper stock before it is released to production so that production efficiencies will be realized. The program will be completed in early 2003.

  In addition to the funds required for the capital program we will need cash to pay a portion of the $7.0 million dividend to Astronics at the time of the Distribution. The dividend will be offset by amounts owing to us from Astronics at the date of the dividend payment. At September 28, 2002, the cash portion of the dividend would be $427,000 ($7.0 million less $6,573,00 owed to us by Astronics).

  We have received a commitment from HSBC Bank USA for a credit facility consisting of a $10.0 million term loan and a $6.0 million revolving line of credit. The term loan will be amortized over seven years and will bear interest at floating rates which are expected to be 1% over LIBOR. It will be secured by the equipment purchased by us pursuant to our $12.0 million capital improvements program. The revolving line of credit loan is unsecured, and amounts outstanding, if any, will bear interest generally at 1% over LIBOR. We will be required to maintain certain financial covenants with regard to net worth, leverage and debt service coverage. The net worth requirement will limit our ability to pay dividends after the Distribution to 75% of our annual earnings. This commitment is subject to only normal closing conditions and the credit facility is expected to be closed by January 15, 2003.

  We believe that this credit facility will be adequate to meet the funding requirements of our $12.0 million capital improvement program and the cash portion of our dividend to Astronics, as well as our general working capital needs for 2003.

  Market risks

  We had no derivatives at December 31, 2001.

  As a result of short cycle times the company does not have any long-term commitments to purchase production raw materials or sell products that would present significant risks due to price fluctuations. Raw paper stock is available to us from multiple domestic sources; as a result, we believe the risk of supply interruptions due to such things as strikes at the source of supply or to logistics systems is limited.

  We had no substantial interest rate risks relating to outstanding debt at December 31, 2001 and September 28, 2002 because our interest-bearing debt was only $448,000 and $329,00, respectively, for these periods. At September 28, 2002, we owned an option to fix the interest rate on a LIBOR-based loan at 5.25% with respect to a $5.0 million portion of floating rate (LIBOR based) term debt which we expect to incur in connection with our $12.0 million capital program. This option, which had a cost of $103,000, has been marked to its fair market value at September 28, 2002, which is $2,000. This option expires on March 31, 2003. There is no additional cash payment required to exercise this option or to let it expire unexercised.

  We have no foreign operations nor do we transact any business in foreign currencies. Accordingly, we have no foreign currency market risks.

  Recently issued accounting standards

  There are no recently issued accounting standards that will have a material impact on our financial position or results of operations.

  Critical accounting policies

  The preparation of financial statements in accordance with generally accepted accounting policies requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. In developing such estimates, management evaluates the facts known to it at the time and applies such facts within the framework of certain critical accounting policies that govern valuation allowances of the company's assets. These policies include determining the need for a valuation allowance with respect to doubtful accounts receivable, lower of cost or market reserves related to the company's inventories, depreciation allowances and impairment reserves with respect to the company's long-lived assets and valuation allowances with respect to the realizability of deferred tax assets. Often, management must make certain assumptions about the future when applying these policies. Management uses past experience in developing such assumptions about the future. Actual experience will be different than the assumptions made and the differences could result in material adjustments to managements estimates.

  BUSINESS

  General

          Established in 1881, we are a manufacturer and distributor of specialty printed products for a wide array of applications and a diverse customer base. We began as a regional supplier of paperboard packaging. However, over the last 30 years, we have broadened our product offerings and expanded our market presence throughout North America. We now manufacture products for over 7,000 customers and ship to more than 100 countries around the world.

          Over the past 5 years, our sales have grown at a compound annual growth rate of 10.6%, which is more than twice the average for our industry. We believe that our ability to produce a high volume of orders at a competitive price on a just-in-time basis has enabled us to become the sole or preferred supplier for most of our customer base.

  Paperboard Packaging Market

          The folding carton industry remains highly fragmented with an estimated 300 carton companies in the U.S., most of which are privately held and operate only a single plant. However, the industry has been consolidating in recent years. Older facilities are being closed as the pace of merger and acquisition activity has accelerated and the industry has been forced to rationalize operations. Investments by industry leaders have also raised performance standards, forcing an ongoing restructuring of the industry.

          We believe that we are well positioned to emerge as one of the printing industry's successful consolidators due to our strong manufacturing capabilities and geographic location. Based in Buffalo, New York, we are centrally located between the United States and Canadian packaged goods industry with easy access to the Midwest, Mid-Atlantic, Northeast and Canadian markets. Typically, manufacturing plants are located relatively close to a customer (500 to 750 miles) due to the cost and time required for shipping the product.

          We have been able to increase our sales to our existing customers by capitalizing on our quick cycle times, reduced inventory and increased print sophistication. We focus primarily on the pharmaceutical, healthcare, food, confectionery and automotive industries, where packaging requirements are more complex and demanding due to variations in packaging materials, shapes and sizes, custom colors, varying storage conditions and marketing enhancements.

          On-Demand Commercial Print Market

          We have aggressively expanded our presence in the short-run print markets via new relations with Internet distributors. By developing innovative process management procedures, we have built the infrastructure to handle a high volume of print orders on a just-in-time basis.

          In 2000, we expanded our presence in the short-run print markets through a new partnership with a major Internet-based print distributor, VistaPrint Limited. Based in Bermuda, VistaPrint Limited, or VistaPrint, currently offers online design of an array of basic stationery needs (e.g. business cards, letterhead and postcards). Its website has predefined specifications for business communications, the option to upload full-color graphics and the ability to manipulate design elements to fashion a unique customer-designed end product. Orders can be shipped in 2 to 3 days at highly competitive prices. Initially, VistaPrint targeted the small office/home office market in the United States. However, VistaPrint now has launched native language websites in the United Kingdom, Germany and Japan.

          We originally entered into an agreement with VistaPrint in April 2001, whereby we became VistaPrint's exclusive supplier of certain printed products worldwide. In September of 2002, we replaced this agreement and entered into two new agreements with VistaPrint, one covering North America and the other covering the balance of the world. Pursuant to these new agreements, among other things, we (i) exchanged our exclusive rights to supply certain VistaPrint printed products worldwide for (A) the exclusive right to supply all VistaPrint printed products in North America and (B) a commercially reasonable opportunity to bid on the rights to supply VistaPrint printed products outside of North America and (ii) streamlined the pricing procedure from periodic renegotiating to a fixed formula based upon our fully burdened cost divided by .75, which represents a 25% gross margin. Both of these new agreements expire on April 2, 2011.

          As VistaPrint's exclusive North American print supplier, we have leveraged our printing and fulfillment expertise and resources to make a strategic move into this on-demand segment of the printing market. Our early adoption of technological advancements and our highly focused business strategy have created a significant opportunity to address the needs of the quick print market. We have developed the infrastructure to print and distribute a high volume of print orders on a just-in-time basis by carefully aligning VistaPrint's Internet capabilities with our specific workflow processes.

  Products

          Our products include:

          Custom Packaging. Our custom packaging products fill a customer's unique requirements such as protective structure, marketing aesthetics and product differentiation. Cartons can be economically manufactured in most configurations and satisfy a wide range of applications. We offer our customers full packaging programs which utilize advanced computer aided design and manufacturing systems (CAD-CAM), ensuring creative and cost effective products.

          Stock Packaging. Our stock packaging products include a comprehensive line of standard packaging designs available for same day shipment from in-stock inventories. Customers can order as little as 50 units or by the truckload. With hundreds of items to choose from, our product line fills a wide range of uses and may be personalized with graphic designs and imprinting.

          Short-run Commercial Printing. We produce office products that are marketed through Internet-based outlets. Our product line includes business cards, letterhead, post cards, sell sheets and presentation folders, available in small to large quantities.

          Personalized Printing Products. Our print-on-demand products for social occasions are marketed primarily through stationery and gift retailers. These products include napkins, party invitations wedding invitations and party favors..

  Our Strategy

          We differentiate ourselves by offering a comprehensive line of solutions that address the specialized needs of our customers. As key elements of our operating strategy, we:

    Offer our products and services to selected markets. We are building our success by providing print-on-demand and packaging services to targeted markets that offer attractive margins and growth opportunities. Each of our targeted markets are characterized by significant customer service requirements.

    Maintain product and technological leadership through continued development and innovation. We will continue to invest in leading technology to maintain our competitive advantage in the current market, as well as position ourselves to capitalize on future technological innovation in the printing and packaging industry. Through our investments in leading technology, we believe we can strengthen our manufacturing capabilities and continue to capture market share.

    Provide a broad range of printing and packaging services. We are increasing our efforts to integrate our smaller personalized imprinting and finishing division with our larger printing and packaging capabilities. This enables us to service our customers with small print run requirements. We continuously look to add value and meet additional customer needs, thus strengthening relationships.

  Customers and Markets

          Relatively stable non-durable markets such as the food, beverages, tissues, soaps, and cosmetics largely drive folding carton demand. In volume terms, food and beverages account for over 60% of domestic carton sales. Typical applications include cereal boxes, beverage carriers and cosmetics packages, as well as product displays. Folding cartons are typically printed, die-cut, glued and transported flat directly to the customer. The customer assembles the carton and inserts the finished product.

          We provide custom folding cartons primarily to United States-based customers in the automotive, confectionery, food, healthcare and pharmaceutical industries that rely heavily on package construction for aesthetic and protective purposes. Our customers include Hershey, Kendall/Tyco and Mentholatum.

          Many of our relationships with our packaging customers are long-standing. We do not generally have any long-term written commitments from our customers; rather, sales are made for individual products pursuant to purchase orders placed from time to time in the ordinary course of business. Continued engagements from customers for successive jobs are generally dependent upon the quality of customer service previously provided.

          Our stock packaging customers include over 4,000 small confectionary and gift retailers who are widely dispersed in North America and in more than 20 countries. Our personalized printed products are sold to thousands of customers throughout North America and numerous other countries. These strategically developed business areas provide high barriers to entry for competitors, allowing us to realize higher margins on these products than those typically realized in our industry.

          The commercial printing industry, which includes general commercial printing, financial printing, printing and publishing of books, newspapers and periodicals, quick printing and production of business forms and greeting cards, is one of the largest and most fragmented manufacturing industries in the United States. According to the Printing Industries of America, Inc., or PIA, this industry employed over 1.2 million people in almost 46,000 establishments and sold over $160 billion of products in 2001. Currently the industry is dominated by small and medium sized businesses mostly employing fewer than 20 employees. As a result of high fragmentation, there is no industry standardization and, therefore, the industry is characterized by a high level of operating inefficiencies.

          We primarily provide our services within the commercial and quick print sector of the industry, which, based on information published by the PIA, is projected to continue to experience revenue growth of between 2% and 3% in 2003. According to the PIA, during 2001 there were over 28,000 general commercial and quick printing establishments that shipped approximately $59 billion of products. Furthermore, the PIA indicated that during 2001, the small commercial printing and quick printing markets, representing businesses with less than 10 employees, was made up of over 19,000 companies that shipped approximately $7 billion of products.

          We have entered the on-demand print market through our long-term contractual relationship with VistaPrint, a leading Internet-based print distributor. VistaPrint is a growing, international Internet technology company that markets short-run, full color business and advertising printing. We have partnered with VistaPrint to create an integrated digital workflow that ties their advanced Internet-enabled, end-user interface for the ordering, editing and tracking of print jobs to our highly automated manufacturing processes. We believe this long-term relationship positions us to take advantage of the consolidation opportunities that exist in applying the Internet and digital technology to the short-run print market.

          In 2001, Kendall/Tyco, Hershey Foods and VistaPrint accounted for 13.9%, 12.2% and 10.4% of our total sales, respectively. For the nine months ended September 28, 2002, VistaPrint and Kendall/Tyco accounted for 19.1% and 12.6% of our total sales, respectively. No other customer represented more than 10% of our total sales during these periods.

  Competition

          In each of the markets we serve there are many competitors. In the folding carton industry, our competitors include approximately 300 companies, many of which are independent and privately held. Within this market we also compete with the folding carton operations of large integrated paper companies such as Smurfit- Stone Container Corporation, and Mead Westvaco and large, publicly held converting companies such as Caraustar and Graphic Packaging Corporation.

          In the quick print sector of the commercial printing industry, there are over 28,000 general and commercial quick print establishments that we compete with. In addition, we have several large competitors in this sector, such as Modern Postcard, Taylor Corporation and BCT International.

          Our success is dependent upon, and we compete based upon, our competitive pricing, innovative and responsive customer support and short lead-time delivery performance. We believe that our investments in state-of-the-art process and systems technology will enable us to continue to meet market pricing, introduce new product designs, be responsive to customer needs and shorten lead-times, while maintaining or improving our delivery time.

  Employees

          At September 28, 2002, we had 260 employees, none of whom is represented under collective bargaining agreements. We believe that our relationship with our employees is good.

  Raw Materials and Components

          Our principal raw materials are paperboard, paper and ink. These commodities are all available from multiple sources. We purchase most of these raw materials from a limited number of strategic and preferred suppliers under long-term agreements to protect us from price increases. Although the paper industry is cyclical and prices can fluctuate, we have not been significantly impacted in recent years by increases in paper prices.

  International Quality Standards

          Our principal printing and packaging plant is ISO 9001 certified. ISO 9001 standards are an international consensus on effective management practices with the goal of ensuring that a company can consistently deliver its products and related services in a manner that meets or exceeds customer quality requirements. ISO 9001 standards set forth the requirements a company's quality systems must meet to achieve a high standard of quality. As an ISO 9001-certified manufacturer, we can represent to our customers that we maintain high quality industry standards in the education of our employees and the design and manufacture of our products.

  Environmental and Other Governmental Regulation

          We are subject to various federal, state and local laws relating to the protection of the environment. We continually assess our obligations and compliance with respect to these requirements. We believe that we are in material compliance with all existing applicable environmental laws and permits and our current expenditures will enable us to remain in material compliance. Because of the complexity and changing nature of environmental regulatory standards, it is possible that situations will arise from time to time requiring us to incur expenditures in order to ensure environmental regulatory compliance. However, we are not aware of any environmental condition or any operation at any of our facilities, either individually or in the aggregate, which would cause expenditures having a material adverse effect on our results of operations or financial condition and, accordingly, have not budgeted any material capital expenditures for environmental compliance for fiscal 2002.

          Our operations are also governed by many other laws and regulations, including those relating to workplace safety and worker health. We believe that we are in material compliance with these laws and regulations and do not believe that future compliance with such laws and regulations will have a material adverse effect on our operating results or financial condition.

  Legal Proceedings

          From time to time we are involved in legal proceedings arising in the ordinary course of our business. We currently are not a party to any pending legal proceedings. We maintain liability insurance against risks arising out of the normal course of business.

  Properties

          We maintain our corporate headquarters and conduct our operations at the following facilities:

Location	Type of Facility	Square Footage	Owned or Leased

Buffalo, NY	Corporate headquarters; printing and manufacturing	200,000	Owned
Blasdell, NY	Printing and imprinting	50,000	Owned

          We believe that our properties have been adequately maintained, are in generally good condition and are suitable for our business as presently conducted. We also believe our existing facilities provide sufficient production capacity for our present needs and for our anticipated needs in the foreseeable future.

  RELATIONSHIP BETWEEN ASTRONICS AND OUR COMPANY AFTER THE DISTRIBUTION

          In connection with the distribution, we will enter into the Separation and Distribution Agreement and a number of ancillary agreements with Astronics for the purpose of accomplishing the distribution. These agreements will govern the relationship between Astronics and us subsequent to the distribution and provide for the allocation of employee benefit, tax and other liabilities and obligations attributable to periods prior to the distribution. The ancillary agreements include:

    Interim Services Agreement;
    Employee Benefits Agreement; and
    Tax Sharing Agreement.

          Of the agreements summarized below, the material agreements have been filed as exhibits to the registration statement of which this information statement forms a part and the summaries of such agreements are qualified in their entirety by reference to the full text of such agreements.

  Separation and Distribution Agreement

          The Separation and Distribution Agreement will set forth the agreements between us and Astronics with respect to the principal corporate transactions required to effect the distribution and other agreements governing the relationship between Astronics and us.

  The Distribution

          The Separation and Distribution Agreement will provide that, subject to the terms and conditions contained in the agreement, we and Astronics will take all reasonable steps necessary and appropriate to cause all conditions to the distribution to be satisfied, and to effect the distribution as of 11:59 p.m. on the distribution date. Astronics' agreement to consummate the distribution will be subject to the satisfaction or waiver by the Astronics board of directors, in its sole discretion, of the following conditions:

  the continuing effectiveness of the private letter ruling from the IRS, dated October 24, 2002, to the effect that, among other things, (i) our recapitalization will qualify as a tax-free recapitalization for federal income tax purposes under Section 368(a)(1)(E) of the Code and (ii) the distribution will qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Code;

  any material governmental approvals and consents necessary to consummate the distribution shall have been obtained and be in full force and effect;

  no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the distribution shall be in effect, and no other event outside the control of Astronics shall have occurred or failed to occur that prevents the consummation of the distribution; and

  no other events or developments shall have occurred that, in the judgment of the board of directors of Astronics, would result in the distribution having a material adverse effect on Astronics or Astronics' shareholders.

          If the Astronics board of directors waives a material condition to the distribution after the date of this information statement, we intend to issue a press release disclosing this waiver and file this press release in a Form 8-K with the Securities and Exchange Commission.

  Releases and Indemnifications

          The Separation and Distribution Agreement will provide for a full and complete release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the agreement, between or among us or any of our affiliates, on the one hand, and Astronics or any of its subsidiaries or affiliates other than us, on the other hand, except as expressly set forth in the Separation and Distribution Agreement. The liabilities released or discharged will include liabilities arising under any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the date of the Separation and Distribution Agreement.

          We will agree to indemnify, hold harmless and defend Astronics, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

  our failure or the failure of any of our affiliates or any other person to pay, perform or otherwise promptly discharge any liabilities associated with our business, or any contracts associated with our business, in accordance with their respective terms;
    our business, liabilities or contracts;

    any material breach by us or any of our affiliates, of the Separation and Distribution Agreement or any of the ancillary agreements; and

  any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated in the registration statement or this information statement or necessary to make the statements in the registration statement or this information statement not misleading.

          Astronics will agree to indemnify, hold harmless and defend us, each of our affiliates and each of our directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

  the failure of Astronics or any affiliate of Astronics or any other person to pay, perform or otherwise promptly discharge any liabilities of Astronics or its affiliates other than liabilities associated with our business;

  the Astronics businesses or any liability of Astronics or its affiliates other than liabilities associated with our business; and

  any material breach by Astronics or any of its affiliates of the Separation and Distribution Agreement or any of the ancillary agreements.

          The Separation and Distribution Agreement also will specify procedures with respect to claims subject to indemnification and related matters.

  Contingent Liabilities and Contingent Gains

          The Separation and Distribution Agreement will provide for indemnification by us and Astronics with respect to contingent liabilities primarily relating to our respective businesses or otherwise assigned to each of us. The Separation and Distribution Agreement will provide for the sharing of some contingent liabilities, which are defined as any contingent liabilities that are not primarily contingent liabilities of Astronics or contingent liabilities associated with our business. Astronics will assume the defense of, and may seek to settle or compromise, any third party claims that is a shared contingent liability, and those costs and expenses will be included in the amount to be shared by us and Astronics.

          The Separation and Distribution Agreement will provide that we and Astronics will have the exclusive right to any benefit received with respect to any contingent gain that primarily relates to the business of, or that is expressly assigned to, us or Astronics respectively.

          The Separation and Distribution Agreement will provide for the establishment of a contingent claims committee comprised of one representative designated from time to time by each of Astronics and us and sets forth procedures for the purpose of resolving disagreements among the parties as to contingent gains and contingent liabilities.

  Dispute Resolution

          The Separation and Distribution Agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between us and Astronics. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management or other mutually agreed representatives of us and Astronics. If such efforts are not successful, either we or Astronics may submit the dispute, controversy or claim to non-binding mediation, subject to the provisions of the agreement

  Expenses

          Except as expressly set forth in the Separation and Distribution Agreement or in any other ancillary agreement, whether or not the distribution is consummated, third party fees, costs and expenses paid or incurred in connection with the distribution and not directly the sole responsibility of Astronics or us will be paid by Astronics and allocated to us on a pro rata basis.

  Termination

          The Separation and Distribution Agreement may be terminated and the distribution may be amended, modified or abandoned at any time prior to the distribution date in the sole discretion of Astronics without our approval or the approval of the shareholders of Astronics. In the event of such termination, no party shall have any liability of any kind to any other party or any other person. After the distribution date, the agreement may not be terminated except by an agreement in writing signed by both Astronics and us.

  Amendments and Waivers

          No provisions of the Separation and Distribution Agreement or any ancillary agreement will be deemed waived, amended, supplemented or modified by any party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative against whom it is sought to enforce such waiver, amendment, supplement or modification.

  Further Assurances

          In addition to the actions specifically provided for elsewhere in the Separation and Distribution Agreement, both we and Astronics will agree to use our reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements.

  Interim Services Agreement

          We and Astronics will enter into an Interim Services Agreement, whereby Astronics will provide to us, on an interim, transitional basis, with various administrative and support services, including aspects of payroll and employee benefit administration, risk management, training services, investor relations and financial reporting. The agreed upon charges for such services are generally intended to allow Astronics to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, without profit, and will be allocated between us and Luminescent Systems, Inc., a subsidiary of Astronics, based upon our relative sales.

          In general, the services shall commence on the distribution date and shall expire on December 31, 2004, unless an earlier termination date has been agreed upon with respect to a particular service. The company receiving services may terminate the agreement with respect to one or more of those services upon 60 days notice to the providing company.

  Employee Benefits Agreement and Plans

          We will adopt a variety of employee benefit plans prior to the distribution.

          Employee Benefits Agreement

          We will enter into an Employee Benefits Agreement with Astronics, pursuant to which we will create independent retirement and other employee benefit plans that are substantially similar to Astronics existing retirement and other employee benefit plans. This agreement will provide for the transfer of assets and liabilities of various existing Astronics retirement and other employee benefit plans covering Astronics employees who are transferring to us. Generally, following the distribution, Astronics will cease to have any liability or obligation to our active employees and their beneficiaries, and to our employees who leave our employ after the distribution date under any of Astronics benefit plans, programs or practices. Our benefit plans will assume and be responsible for liabilities and obligations to those employees under all these benefit plans, programs and practices which we may adopt. The Employee Benefits Agreement does not preclude us from discontinuing or changing such plans at any time thereafter, subject to the exceptions noted below.

          Savings Plans

          We will establish a defined contribution 401(k) plan. Our 401(k) plan will include all active employees who immediately prior to the distribution date were participants in Astronics' 401(k) plans. Each employee who participates in savings/401(k) plans will be credited with the service and the account balance credited to him or her as of the distribution date under the terms of Astronics' 401(k) plan. Astronics will transfer those account balances from its 401(k) plans to our 401(k) plan.

          Welfare Plans

          We will adopt appropriate welfare benefit plans to provide welfare benefits, including medical benefits, to our employees.

          Astronics Stock Options

          Pursuant to the Employee Benefits Agreement, our stock options will be substituted for Astronics stock options held by our employees. To determine the number of our shares to be substituted, we will multiply the number of shares purchasable under each Astronics stock option by a ratio determined at the time of the distribution and divide the exercise price per share of each option by the same ratio. Fractional shares will be rounded down to the nearest whole number of shares. The other terms of the substituted stock options will be the same as those in effect under the Astronics stock options immediately prior to the distribution.

          MOD-PAC CORP. Employee Stock Option Plan

          Prior to the Distribution, we will establish an employee stock option plan substantially similar to Astronics' existing Incentive Stock Option Plan. Our employee stock option plan will be a stock-based incentive program primarily for our officers and managers. Under the plan, the compensation committee of our board of directors may grant options to officers and managers who are expected to contribute to our success. The aggregate number of shares of our Common Stock that may be issued under this plan cannot exceed 800,000 shares (subject to adjustment to reflect share distributions). In determining the size of stock option grants, our compensation committee will focus primarily on our performance and the role of our executives and managers in accomplishing performance objectives. Stock options granted under the plan will generally become exercisable in equal installments over a five-year period and are granted with an exercise price equal to the fair market value of our Common Stock as of the date of the grant.

          MOD-PAC CORP. Employee Stock Purchase Plan

          Prior to the Distribution, we will establish an employee stock purchase plan that will be substantially similar to the employee stock purchase plan currently provided by Astronics to its employees. The plan will allow employees that have been with the company for at least a year to invest up to 20% of their cash compensation (up to an annual maximum of $20,000) in our Common Stock at a price equal to 85% of the fair market value of the Common Stock, determined each October 1. The aggregate number of shares of our Common Stock that may be issued under this plan cannot exceed 600,000 shares (subject to adjustment to reflect share distributions). Employees are allowed to subscribe annually and their subscriptions are paid for through payroll deductions over the annual cycle of October 1 through September 30, after which the shares subscribed to are issued. Employees can cancel their subscription anytime during the annual cycle.

          MOD-PAC CORP. Directors Stock Option Plan

          Prior to the Distribution, we will establish a directors stock option plan that will be substantially similar to Astronics' existing 1997 Director Stock Option Plan for non-salaried outside directors. The plan will provide for grants of options to our outside directors to purchase up to an aggregate of 200,000 shares of our Common Stock (subject to adjustment to reflect share distributions). Outside directors will be eligible to receive options under this plan at the discretion of a committee appointed by our board of directors who are not eligible to participate in the plan. Under our plan, the option price will be not less than the fair market value of the shares optioned on the date of the grant. There will not be a limit on the number of options that a participant may be granted under our plan. Options will be exercisable beginning six months after the grant and for so long as the holder remains our director, but not longer than ten years from the date of the grant.

          MOD-PAC CORP. Supplemental Employee Retirement Plan

          Prior to the Distribution, we will establish a non-qualified, supplemental retirement defined benefit plan, or SERP, for certain of our executives similar to the Astronics existing supplemental benefit plan. The SERP benefit will be based on 65% of the three-year average compensation. SERP benefits will be payable only to "retirement-eligible" participants, i.e., employees designated to participate in the SERP by our compensation committee, each of whom, upon termination of employment, has attained age 65 with not less than 10 years of service (as defined in the SERP).

          For purposes of illustration, the following table shows the estimated amounts of annual retirement income that would be payable at the present time to participants in the SERP under various assumptions as to compensation and years of service. The amounts presented are subject to reduction for social security benefits and for profit sharing benefits earned under our 401(k) Plan. A discount factor applies for retirement-eligible participants who choose to receive benefits before attaining age 65.

  Estimated Unfunded Supplemental Retirement Plan Table

	Years of Service
Three-Year Average Compensation	10	15	20	25	30

$100,000	$32,500	$35,750	$39,000	$65,000	$65,000
150,000	48,750	53,625	58,500	97,500	97,500
200,000	65,000	71,500	78,000	130,000	130,000
250,000	81,250	89,375	97,500	162,500	162,500
300,000	97,500	107,250	117,000	195,000	195,000
350,000	113,750	125,125	136,500	227,500	227,500
400,000	130,000	143,000	156,000	260,000	260,000
450,000	146,250	160, 875	175,500	292,500	292,500
500,000	162,500	178,750	195,000	325,000	325,000

  Equity Compensation Plan Information

          The following table provides information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of September 28, 2002, including the Non-Qualified Plan and the Incentive Plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	0	N/A	1,600,000

Equity compensation plans not approved by security holders	0	N/A	0

Total	0	N/A	1,600,000

  Tax Sharing Agreement

          We and Astronics will enter into a Tax Sharing Agreement which will govern Astronics and our respective rights, responsibilities and obligations after the distribution with respect to taxes for the periods ending on or before the distribution. Generally, pre-distribution taxes that are clearly attributable to the business of one party will be borne solely by that party, and other pre-distribution taxes will be shared by the parties based on a formula set forth in the Tax Sharing Agreement. In addition, the Tax Sharing Agreement will address the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to implement the distribution. If the distribution fails to qualify as a tax-free distribution under Section 355 of the Code because of an acquisition of our stock or assets, or some other actions of ours, then we will be solely liable for any resulting corporate taxes.

  MANAGEMENT

  Directors and Executive Officers

          Our board of directors is currently comprised of five individuals. All of our directors are currently directors of Astronics except for Daniel G. Keane, who resigned from the Astronics board of directors on December 18, 2002. All of our directors are elected annually at our meeting of shareholders and serve until their successors are duly elected and qualified. The term of each of our directors set forth in the table below will end at the annual meeting of our shareholders to be held in 2003. At our 2003 annual meeting, we will elect five directors for a term of one year expiring at our 2004 annual meeting. Our officers are elected annually and serve until their successors are duly elected and qualified. All of our officers are elected annually at the first meeting of our board of directors following the annual meeting of shareholders and serve at the discretion of our board of directors.

          Our Chairman of the Board, Kevin T. Keane, is also the Chairman of the Board of Astronics and will retain both positions after the Distribution. It is expected that Mr. Keane will allocate his professional time equally between Astronics and us. Our other executive officers, Daniel G. Keane and C. Anthony Rider, will be engaged full time in the management of our company. Our outside directors, Messrs. Drenning, Brady and McKenna, will devote such time to our management as is necessary to properly fulfill their duties as directors and members of our audit and compensation committees.

          The following table sets forth information as to persons who serve as our directors and executive officers immediately following the distribution:

Name	Age	Position

Kevin T. Keane	69	Chairman of the Board

Daniel G. Keane	37	President, Chief Executive Officer and Director

C. Anthony Rider	51	Vice President - Finance, Chief Financial Officer, Treasurer and Secretary

John B. Drenning	65	Director

Robert T. Brady	61	Director

Robert J. McKenna	54	Director

  __________________

          Kevin T. Keane is our Chairman of the Board. Mr. Keane has been Chairman of the Board, President and Chief Executive Officer of Astronics since 1974. Mr. Keane received an A.B. in economics and an M.B.A from Harvard University. Mr. Keane is the father of Daniel G. Keane.

          Daniel G. Keane has been a director of our company since 2001 and has served as our President since 1997. He was appointed our Chief Executive Officer in 2002. Prior to becoming our President, he was employed by MOD-PAC in other management capacities. Mr. Keane received a B.A. in Economics from Dartmouth College and a M.B.A. from Duke University. Mr. Keane is the son of Kevin T. Keane.

          C. Anthony Rider was elected our Vice President - Finance, Chief Financial Officer, Treasurer and Secretary in December 2002. From July 2000 to December 2002, Mr. Rider has been Vice President - Finance, Treasurer and Chief Financial Officer of Astronics. Prior thereto, Mr. Rider was a partner in the accounting firm of Ernst & Young LLP from 1985 to 2000. Mr. Rider received a B.S. in accounting from Canisius College.

          John B. Drenning was elected a director of our company in December 2002. Mr. Drenning has been a partner in the law firm of Hodgson Russ LLP since January 2000. From 1990 to January 2000, Mr. Drenning was a partner in the law firm of Phillips, Lytle, Hitchcock, Blaine & Huber LLP. Mr. Drenning received a B.S. in Business Administration from the University of Buffalo and an L.L.B. from Cornell University. Mr. Drenning also serves as a director of Astronics.

          Robert T. Brady was elected a director of our company in December 2002. Since 1996, Mr. Brady has been the Chairman of the Board, President and Chief Executive Officer of Moog Inc., a manufacturer of precision control components and systems for aircraft, satellites, missiles and automated industrial machinery. Mr. Brady also serves as a director of Astronics, M&T Bank Corporation, Seneca Foods Corporation and National Fuel Gas Company. Mr. Brady received a B.S. in Mechanical Engineering from Massachusetts Institute of Technology and an M.B.A. from Harvard University.

          Robert J. McKenna was elected a director of our company in December 2002. Since October 2001, Mr. McKenna has been President and Chief Executive Officer of Wenger Corporation, a manufacturer of facility products for performing arts and education markets. From 1994 to October 2001, Mr. McKenna was Chairman of the Board, President and Chief Executive Officer of Acme Electric Corporation, a manufacturer of power conversion systems for electronic and electrical systems. Mr. McKenna also serves as a director of Astronics. Mr. McKenna received a B.S. in Business Management from Western Kentucky University.

  Annual Meeting

          Our first annual meeting of shareholders after the distribution is expected to be held in April, 2003. Our annual meetings will be held at such place and on such date as may be fixed from time to time by resolution of our board of directors.

  Committees of Our Board of Directors

          We are managed under the direction of our board of directors. Our board of directors has established two committees: an audit committee and a compensation committee. We do not have a nominating committee.

          Our audit committee is governed by a written charter approved by our board of directors and is comprised solely of directors who are not our employees. The audit committee will oversee our financial reporting process and our systems of internal controls as adopted by management. In fulfilling these oversight duties, it will review our audited financial statements with our management, as well as the quality of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. Messrs. Brady (Chairman), Drenning and McKenna serve on our audit committee.

          Our compensation committee is responsible for reviewing and approving compensation for our executive officers, administering management incentive compensation plans and making recommendations to our board of directors with respect to other matters relating to our compensation practices. Messrs. Drenning (Chairman), Brady and McKenna serve on our compensation committee.

  Director Compensation

          Following the distribution date, each non-employee directors will receive an annual retainer of $9,000 and an additional fee of $600 for each meeting of the board of directors and its committees attended by such director. Directors will have the option to defer their compensation. In addition, directors may be granted options from time to time under our Directors Stock Option Plan.

  Executive Compensation

          The following table sets forth the cash compensation as well as certain other compensation paid during the years ended December 31, 1999, 2000 and 2001 for our President and Chief Executive Officer. There were no other executive officers of MOD-PAC during any of such years.

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation (1)	Securities Underlying Options/ SARs (2)	All Other Compensation

Daniel G. Keane, President and Chief Executive Officer	2001	$157,000	$102,600	$49,473	10,000	$11,050
	2000	141,750	94,200	28,077	11,137	10,500
	1999	135,000	67,453	28,759	11,550	9,600

  ____________

  (1) Represents personal use of company-leased automobile , group life insurance premiums, medical expenses club dues and related gross-up for income taxes.

  (2) Represents options granted to purchase shares of Astronics common stock.

  OUR PRINCIPAL SHAREHOLDERS

          All of the outstanding shares of our Common Stock and Class B stock are, and will be prior to the distribution, held beneficially and of record by Astronics. The following table sets forth information concerning shares of our Common Stock and Class B stock projected to be beneficially owned immediately after the distribution by (i) each person or entity known by us to own more than five percent of our Common Stock or Class B stock, (ii) each person who we currently know will be our director or executive officer at the time of the distribution and (iii) all persons who we currently know will be our directors and executive officers at the time of the distribution as a group.

          The share amounts in the table below reflect the distribution ratio of one share of our Common Stock for every two shares of Astronics common stock currently held by the listed individuals and one share of our Class B stock for every one share of Astronics Class B stock currently held by the listed individuals. Unless otherwise indicated in the footnotes below, each person or entity has sole voting and investment power with respect to the shares set forth opposite such person's or entity's name. Options, warrants and other convertible securities that are exercisable or convertible within 60 days of the date of this of information statement into our Common Stock or Class B stock, as the case may be, are deemed to be outstanding and to be beneficially owned by the person or entity holding the options, warrants or other convertible securities for the purpose of computing the percentage ownership of such person or entity, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

	Common Stock Beneficially Owned After Distribution		Class B Stock Beneficially Owned After Distribution
Name	Number	Percentage	Number	Percentage

Kevin T. Keane (1) (2)	170,162	5.8%	255,650	24.9%
Daniel G. Keane (1)(3)	16,484	*	33,982	3.3%
C. Anthony Rider (1)	1,750	*	437	*
John B. Drenning (1)	53,573	1.8%	36,091	3.5%
Robert T. Brady (1)	36,215	1.2%	15,014	1.5%
Robert J. McKenna (1)	13,500	*	4,062	*
FMR Corp. (4)	298,350	10.2%	-	-
Oak Forest Investment Management, Inc.(5)	213,100	7.3%	-	-
All directors and executive officers as a group (6 persons)	291,685	10.0%	345,238	33.7%

  __________________
  * Less than 1%.

  (1) The business address of each of the executive officers and directors is 1801 Elmwood Avenue, Buffalo, New York 14207.

  (2) Includes 29,439 shares of Common Stock and 12,414 shares of Class B stock owned by Mr. Kevin Keane's wife or held in trust for the benefit of Mr. Keane's wife, as to which he disclaims beneficial ownership.

  (3) Includes 3,335 shares of Common Stock and 14,990 shares of Class B stock owned by Mr. Daniel Keane's wife, as to which he disclaims beneficial ownership.

  (4) Information with respect to FMR Corp. and its holdings of Common Stock is based on a Schedule 13G of FMR Corp. Inc. with the SEC on August 13, 2002. The stated business address for FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109. Based solely upon information contained in a Form ADV filed by FMR Corp. with the SEC and dated August 16, 2002, the executive officers of FMR Corp. are: Edward C. Johnson,

  Chairman of the Board; Peter S. Lynch, Vice Chairman of the Board; Abigail P. Johnson, President; Richard A. Spillane, Senior Vice President; Philip L. Bullen, Senior Vice President; Bart Grenier, Senior Vice President; J. S. Wynant, Treasurer and Chief Financial Officer and Clare Richer, Chief of Investment Operations.

  (5) Information with respect to Oak Forest Investment Management, Inc. and its holdings of Common Stock is based on a Schedule 13G of Oak Forest Investment Management, Inc. filed with the SEC on February 6, 2002. The stated business address for Oak Forest Investment Management, Inc. is 6701 Democracy Boulevard, Suite 402, Bethesda, Maryland 20817. Based solely upon information contained in a Form ADV filed by Oak Forest Investment Management, Inc. with the SEC and dated March 20, 2002, the executive officer of Oak Forest Investment Management, Inc. is Jay M. Weinstein, President.

  DESCRIPTION OF OUR CAPITAL STOCK

          The following description of our capital stock is qualified in its entirety by reference to our restated certificate of incorporation and our restated by-laws, each of which has been filed with the Securities and Exchange Commission.

          Certain provisions of our restated certificate of incorporation summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in his best interests, including attempts that might result in a premium over the market price for the shares held.

  Authorized and Outstanding Capital Stock

          Our authorized capital stock will consist of 25,000,000 shares, including 20,000,000 shares of Common Stock, $.01 per share, and 5,000,000 shares of Class B stock, $.01 par value per share. Immediately after the distribution, approximately 2,924,396 shares of our Common Stock and approximately 1,025,055 shares of our Class B stock will be outstanding based upon the number of shares of Astronics common stock and Class B stock outstanding on September 28, 2002 and assuming no exercise of outstanding options.

  Voting Rights

          Holders of our Common Stock are entitled to one vote per share, and holders of our Class B stock are entitled to ten votes per share. Holders of our Common Stock and Class B stock vote together as a single class, except as hereinafter described. There are no cumulative voting rights in connection with the election of directors.

          Except in connection with share distributions, stock splits, stock dividends and certain other anti-dilutive adjustments, the vote of the holders of a majority of both our Common Stock and the Class B stock, each voting separately as a class, is required to effect the issuance of any shares of Class B stock.

          Paragraph Sixth of our restated certificate of incorporation provides that the affirmative vote of at least 80% of the outstanding shares of our Common Stock and Class B stock, voting together as a single class, is required to (i) adopt any agreement regarding our merger or consolidation, (ii) authorize the sale, lease, exchange, mortgage, pledge or disposition of our property or assets having a fair market value greater than 50% of the fair market value of our total assets, (iii) authorize the issuance or transfer of any of our voting securities in exchange or payment for the securities or property and assets (including cash) of any other person; provided, however, that any transaction described in clauses (i), (ii) or (iii) shall not require such 80% vote if (i) prior to the consummation of such transaction, our board of directors adopts a resolution approving the written agreement pursuant to which such transaction shall thereafter be consummated or a written memorandum of understanding with respect to the terms upon which such transaction shall thereafter be consummated, or (ii) we or one of our subsidiaries is, at the time such transaction is agreed to, the beneficial owner of a majority, by vote, of the voting interest in the other party or parties to the transaction. The affirmative vote of at least 80% of the outstanding shares of our Common Stock and Class B stock, voting together as a single class, is also required to amend the provisions of Paragraph Sixth of our restated certificate of incorporation.

  Dividends

          Holders of shares of our Common Stock and Class B stock shall be entitled to receive dividends and other distributions in cash, stock or property as may be declared thereon by our board of directors from time to time out of assets legally available for such purpose. No cash dividend may be paid on shares of Class B stock unless an equal or greater cash dividend is paid concurrently on our Common Stock. Cash dividends may be paid on shares of our Common Stock in excess of cash dividends paid on, or without paying cash dividends on, shares of Class B stock. In the case of dividends or other distributions payable in our stock, including share distributions, stock splits and divisions of our stock, such distributions, splits or divisions shall be in the same proportion with respect to each class of stock, and our Common Stock and Class B stock will be treated equally. A dividend or distribution declared in shares of our Common Stock will be distributed pro rata, as shares of Common Stock, to the holders of our Common Stock and Class B stock. A dividend or distribution declared in shares of Class B stock will be distributed pro rata, as shares of Class B stock, to the holders of our Common Stock and Class B stock.

  Transfer

          No holder of shares of Class B stock may transfer, and we and the transfer agent may not register the transfer of, any shares of Class B stock whether by sale, assignment, appointment or otherwise, except (i) by gift, devise or bequest, (ii) by a transfer to the estate of a shareholder upon such shareholder's death or (iii) by a transfer of shares held in a trust to the grantor or any person for whose benefit the principal of such trust may be distributed. Upon any transfer of shares of Class B stock (other than a transfer described in clauses (i) through (iii) above), the shares of Class B stock so transferred will immediately and automatically be converted into a like number of shares of our Common Stock.

          Any holder of Class B stock may pledge his shares of Class B stock as security for indebtedness as long as (i) the pledge is pursuant to a bona fide pledge and (ii) the shares are not transferred to or registered in the name of the pledgee. In the event of foreclosure, the pledged shares of Class B stock may not be transferred to the pledgee without first being converted into shares of our Common Stock.

  Preemption

          There are no preemptive or other rights to subscribe for any shares of our capital stock or other securities.

  Liquidation

          Upon liquidation, dissolution or winding-up of our business, holders of our Common Stock and our Class B stock are entitled to share equally in our remaining funds and assets, subject to our indebtedness.

  Conversion

          Each share of Class B stock is convertible at any time, at the option of the holder, into one fully paid and non-assessable share of our Common Stock. All shares of Class B stock converted into our Common Stock shall be cancelled and restored to the status of authorized but unissued shares of Class B stock. Upon the approval of our board of directors and the holders of a majority of the outstanding shares of Class B stock, all outstanding shares of Class B stock shall be converted into shares of our Common Stock.

  Transfer Agent and Registrar

          The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company.

  RELATED TRANSACTIONS

          Kevin T. Keane, our Chairman of the Board, is also the Chairman of the Board, President and Chief Executive Officer of Astronics. In addition, our directors. John B. Drenning, Robert T. Brady and Robert J. McKenna are directors of Astronics. Daniel G. Keane, our President and Chief Executive Officer was a director of Astronics until his resignation on December 18, 2002.

          After the distribution, each of our directors other than Daniel G. Keane will continue to serve as a director of Astronics, and Kevin T. Keane, our Chairman of the Board, will continue to serve as Chairman of the Board of Astronics. It is expected that Mr. Kevin T. Keane will devote approximately equal time to Astronics and us, as he has done since our acquisition by Astronics in 1972. Our other executive officers, Daniel G. Keane, our President and Chief Executive Officer, and C. Anthony Rider, our Vice President - Finance, Chief Financial Officer Treasurer and Secretary, will devote all of their professional time to our operations. Certain of our directors and executive officers also own substantial amounts of Astronics stock and vested Astronics options. These relationships could create, or appear to create, potential conflicts of interests with respect to decisions that could have disparate implications for Astronics and us. If any such conflicts of interest arise, it is expected that any conflicted party(ies) will recuse himself or themselves from the resolution process in favor of the remaining members of management. To reduce the possibility of any such conflicts or potential conflicts and to enhance our ability to resolve them, we have decided to add one or two additional outside directors to our board within the next year, either as additional directors or in replacement of existing directors. Our search for these additional director(s) is in the early stages, and there can be no assurances that we will be able to find qualified candidates or that any such candidates will be willing to accept membership on our board of directors or that this process will be completed within the next year.

          In 2001 and for the first nine months of 2002, VistaPrint purchased printed materials from us in the approximate amount of $3,220,000 and $4,299,000, respectively, of which the sum of $863,000 was unpaid as of September 28, 2002. All of such outstanding invoices were paid by November 25, 2002. Robert S. Keane, the son of Kevin T. Keane and the brother of Daniel G. Keane, is the Chief Executive Officer of VistaPrint. Kevin T. Keane is a shareholder in such company, owning less than five percent of its capital stock.

  SHARES ELIGIBLE FOR FUTURE SALE

          Sales, or the availability for sale, of substantial amounts of our stock in the public market could adversely affect the market price of our stock. Upon completion of the distribution, approximately 2,924,396 shares of our Common Stock and approximately 1,025,055 shares of our Class B stock will be outstanding based upon the number of shares of Astronics common stock and Class B stock outstanding on September 28, 2002 and assuming no exercise of outstanding options. All of these shares will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are owned by our "affiliates" as that term is defined in Rule 405 under the Securities Act. Shares held by affiliates may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below. Further, as described below, we plan to file a registration statement to cover the shares issued under our stock option plans.

  Rule 144

          In general, under Rule 144 as currently in effect, a person, including an affiliate, may not sell within any three-month period a number of shares of our Common Stock (including Class B Stock because it automatically converts to Common Stock upon sale) in excess of the greater of:

    1% of the then outstanding number of shares of our Common Stock and the average weekly trading volume of our Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

          Sales under Rule 144 are also subject manner of sale provisions and notice requirements and to the availability of current public information about us.

          In general, a person, including an affiliate, who beneficially owns "restricted securities" as that term is defined in Rule 144 may not sell such shares, even under the foregoing limitations, unless he has beneficially owned such shares for at least one year.

  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Sections 721 through 726 of the New York Business Corporation Law, or BCL, grant New York corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with threatened, pending or completed actions, suits or proceedings to which they are parties or are threatened to be made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; give a director or officer who successfully defends an action the right to be so indemnified; and permit a corporation to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of shareholders or otherwise.

          Section 402(b) of the BCL permits a New York corporation to include in its certificate of incorporation a provision eliminating the potential monetary liability of a director to the corporation or its shareholders for breach of fiduciary duty as a director, provided that such provision may not eliminate the liability of a director (i) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (ii) for any transaction from which the director receives an improper personal benefit or (iii) for any acts in violation of Section 719 of the BCL. Section 719 provides that a director who votes or concurs in a corporate action will be liable to the corporation for the benefit of its creditors and shareholders for any damages suffered as a result of an action approving (i) an improper payment of a dividend, (ii) an improper redemption or purchase by the corporation of shares of the corporation, (iii) an improper distribution of assets to shareholders after dissolution of the corporation without adequately providing for all known liabilities of the corporation or (iv) the making of an improper loan to a director of the corporation.

          Our Restated Certificate of Incorporation includes the provisions permitted by Section 402(b).

          Our restated by-laws also allow us to indemnify, in the same manner and under the same circumstances as set forth in Sections 721 through 726 of the BCL, any person who was or is a party or is threatened to be made a party to any action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our representative, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action or proceeding if he acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests.

  WHERE YOU CAN FIND ADDITIONAL INFORMATION

          We have filed with the Securities and Exchange Commission, or SEC, a registration statement under the Securities and Exchange Act of 1934, as amended, or Exchange Act, with respect to the shares of our Common Stock and Class B stock being issued in the distribution. This information statement does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this information statement as to the contents of any contract, agreement or other document referred to herein are summaries only and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The registration statement and the exhibits and schedules thereto filed by us with the SEC may be inspected and copied at the public reference facilities of the SEC set forth below.

          After the distribution, we will be subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800- SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings will also be available to the public at the SEC's web site at www.sec.gov.

          We intend to furnish our shareholders with annual reports containing financial statements audited by our independent accountants, beginning with the year ended December 31, 2002.

  INDEX TO FINANCIAL STATEMENTS

  Report of Independent Auditors

  Board of Directors
  MOD-PAC CORP.

  We have audited the accompanying balance sheets of MOD-PAC CORP. as of December 31, 2000 and 2001, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MOD-PAC CORP. at December 31, 2000 and 2001 , and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/Ernst & Young LLP

  Buffalo, New York
  October 10, 2002

MOD-PAC CORP.
Balance Sheets
	December 31
In thousands, except share data	2000	2001

Current assets
Cash	$1	$1
Trade accounts receivable:
VistaPrint (note 5)	104	1,944
All other customers	3,352	3,023
Allowance for doubtful accounts	(77)	(26)
Net trade accounts receivable	3,379	4,941
Due from Astronics Corporation	1,418	3,933
Inventories	3,306	2,502
Prepaid expenses	120	201
Total current assets	8,224	11,578

Property, plant and equipment, at cost
Land	363	363
Buildings and equipment	6,658	7,065
Machinery and equipment	27,408	28,076
Construction in progress	-	200
	34,429	35,704
Less accumulated depreciation and amortization	15,182	18,005
Net property, plant and equipment	19,247	17,699

Other assets	402	405
Total assets	$27,873	$29,682

Current liabilities
Current maturities of long-term debt	$169	$158
Account payable	1,011	870
Accrued expenses	678	767
Total current liabilities	1,858	1,795

Long-term debt	448	290
Deferred compensation	26	258
Deferred income taxes	1,780	1,845

Shareholders' equity
Common stock, $.01 par value, authorized 20,000,000 shares, issued 2,572,471 in 2000; 2,836,290 in 2001	26	28
Class B stock, $.01 par value, authorized 5,000,000 shares, issued 580,977 in 2000; 1,206,296 in 2001	6	12
Retained earnings	23,729	25,454
Total shareholders' equity	23,761	25,494
Total liabilities and shareholders' equity	$ 27,873	$ 29,682

  See accompanying notes.

MOD-PAC CORP.
Statements of Income
		Years ended December 31
In thousands, except share data	1999	2000	2001

Net sales	$24,325	$26,464	$30,842
Cost and expenses:
Cost of products sold	16,727	18,710	23,350
Selling, general and administrative expenses	2,917	3,060	3,710
Corporate expense allocation	1,059	982	886
Interest expense	78	50	24
Total costs and expenses	20,781	22,802	27,970

Gain (loss) on sale of real estate	-	203	(13)
Income before taxes	3,544	3,865	2,859
Provision for income taxes	1,005	1,123	1,126
Net income	$2,539	$2,742	$1,733

Earnings per share:
Basic	$ .66	$ .70	$ .43
Diluted	.64	$ .68	.42

  See accompanying notes.

MOD-PAC CORP.
Statements of Cash Flows

	Years ended December 31
In thousands	1999	2000		2001

Cash flows from operating activities
Net income	$2,539	$2,742	$	$ 1,733
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,754	2,938		3,004
Provision for doubtful accounts	49	(20)		(51)
Provision for deferred taxes	142	45		65
(Gain) loss on disposal of assets	-	(203)		13
Cash flows from changes in operating assets and liabilities:
Accounts receivable	(198)	(1,145)		(1,511)
Inventories	(542)	(823)		804
Prepaid expenses	751	70		(81)
Accounts payable	78	187		(141)
Accrued expenses	(32)	80		89
Deferred compensation	-	26		232
Net cash provided by operating activities	5,541	3,897		4,156

Cash flows from investing activities
Proceeds from sale of assets	-	517		15
Change in other assets	(40)	(27)		(60)
Capital expenditures	(4,957)	(1,316)		(1,427)
Net cash used by investing activities	(4,997)	(826)		(1,472)

Cash flows from financing activities
Principal payments on long-term debt	(398)	(363)		(169)
Due from Astronics Corporation	(146)	(2,708)		(2,515)
Net cash (used in) provided by financing activities	(252)	(3,071)		(2,684)
Net change in cash and cash equivalents	-	-		-
Cash and cash equivalents at beginning of year	1	1		1
Cash and cash equivalents at end of year	$1	$1		$1

Disclosure of Cash Payments
Interest	$ 78	$ 50		$ 24
Income taxes	1,267	1,382		1,036

  See accompanying notes.

  MOD-PAC CORP.
  Statement of Shareholders Equity
  (dollars in thousands)

	Common Stock		Class B Stock
	Shares	Par Value	Shares	Par Value	Retained Earnings

Balance at December 31, 1998	2,438	$24	347	$3	$18,453
Net income					2,539
Adjustment to give retroactive effect to the recapitalization in connection with the Distribution	66	1	-13	0	-1
Balance at December 31, 1999	2,504	25	334	3	20,991
Net income					2,742
Adjustment to give retroactive effect to the recapitalization in connection with the Distribution	68	1	247	3	-4
Balance at December 31, 2000	2,572	26	581	6	23,729
Net income					1,733
Adjustment to give retroactive effect to the recapitalization in connection with the Distribution	264	2	625	6	-8
Balance at December 31, 2001	2,836	$ 28	1,206	$ 12	$25,454

  See accompanying notes.

  MOD-PAC CORP.
  Notes to Financial Statements

  1. Basis of Presentation

  On September 19, 2002, the Board of Directors of Astronics Corporation (Astronics) initially approved the spin-off of the Printing and Packaging business all of which is operated by Astronics' wholly-owned subsidiary MOD-PAC CORP. The spin-off is to be accomplished by means of a distribution (the Distribution) of all of the outstanding shares of MOD-PAC CORP.'s common stock and Class B stock. As a result, all of the Printing and Packaging segment of Astronics will be included in the spin-off. These shares of MOD-PAC CORP., will be distributed on a pro rata basis to the shareowners of Astronics in a tax-free distribution. The Astronics Board of Directors has not set the distribution ratio; however, the financial statements present shares outstanding, stock option and per share data on the basis of a one-for-two distribution ratio, in which case (i) each Astronics common stock owner will receive one share of MOD-PAC CORP. common stock for every two shares of Astronics common stock owned on the record date for the Distribution and (ii) each Astronics Class B stock owner will receive one share of MOD-PAC CORP. Class B for every two shares of Astronics Class B stock owned on the record date for the Distribution. At the time of the Distribution, MOD-PAC CORP. will become a separately traded, publicly held company. The Distribution is subject to satisfaction of several conditions, including the final approval of Astronics Board of Directors. The Distribution is expected to be completed on December 31, 2002.

  In connection with the Distribution, MOD-PAC CORP. expects to pay a dividend of $7 million to Astronics. Any amounts owed to the Company by Astronics at the time the dividend is paid will be offset from the dividend payment. At September 28, 2002, Astronics owed the Company $6,573,000. The balance of the dividend payment to Astronics will be funded from borrowings.

  Astronics provides certain administrative services to its subsidiaries, including MOD-PAC CORP. These services include corporate payroll and employee benefits administration, legal, tax, treasury and risk management. Costs incurred by Astronics for these administrative services have been allocated to its operating units, including MOD-PAC CORP., proportionately based on sales, which should approximate the costs thereof that would have been incurred by the Company on a stand-alone basis. Management believes that such allocation of these administrative costs by Astronics is reasonable. All other administrative costs, including insurance premiums, outside legal costs, and salaries and benefits of the Company's employees have been charged directly to the Company.

  Astronics also administers programs in which MOD-PAC CORP. participates, including medical and insurance programs. Costs for these programs are billed to MOD-PAC CORP. based on actual usage, which should approximate those that would have been incurred on a stand-alone basis.

  MOD-PAC CORP. manufactures folding cartons for a variety of consumer product applications including confectionary and pharmaceutical markets. MOD-PAC CORP. is also engaged in short-run commercial printing and specialty imprinting. Most customers are based in North America.

  Prior to he Distribution, the Company will be recapitalized. Astronics will exchange its existing shares of our common stock for approximately 2,924,396 shares of our common stock and approximately 1,025,055 shares of our class B stock. The accompanying financial statements give retroactive effect to this recapitalization.

  Reconciliation of MOD-PAC CORP.'s total assets at December 31, 2000 and 2001 and income before taxes for the year ended December 31, 2001 to the amounts reported in note 12 to Astronics financial statements as set forth in its 2001 Annual Report is as follows:

  MOD-PAC CORP.
  Notes to Financial Statements (continued)

  1. Basis of Presentation (continued)

	2000	2001
Printing and Packaging segment assets per Astronics Annual Report	$26,455	$25,749
Due from Astronics (intercompany account)	1,418	3,933
Total assets per accompanying balance sheet	$27,873	$29,682

Printing and Packaging segment 2001 income before taxes per Astronics Annual Report	$3,062
Adjustment to push down deferred compensation expense related to a MOD-PAC employee	203
$2,859

  2. Significant Accounting Policies

  Revenue and Expense Recognition

  Revenue is recognized on the accrual basis, at the time of shipment of goods. There are no significant contracts allowing for right of return. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. For the year ended December 31, 2001, Kendall/Tyco, Hershey Foods and VistaPrint Limited accounted for 13.9%, 12.2% and 10.4% of our net sales, respectively. For the year ended December 31, 2000, Kendall/Tyco and Hershey Foods accounted for 14.0% and 10.1% of our net sales, respectively, and for the year ended December 31, 1999, Kendall/Tyco and Hershey Foods accounted for 11.7% and 10.2% of our net sales, respectively. Shipping and handling costs are expensed as incurred and are included in costs of products sold. Sales exclude discounts and allowances. The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations. All repairs and maintenance costs are charged to expense. The Company does not provide services such as engineering or design for which it receives revenues.

  Cash and Cash Equivalents

  All highly liquid instruments with a maturity three months or less at the time of purchase are considered cash equivalents.

  MOD-PAC CORP.
  Notes to Financial Statements (continued)

  2. Significant Accounting Policies (continued)

  Inventories

  Inventories are stated at the lower of cost or market, cost being determined in accordance with the first-in, first-out method. Inventories at December 31, are as follows:

	2000	2001
	(In Thousands)

Finished goods	$ 2,181	$ 1,488
Work in progress	215	200
Raw material	910	814
	$ 3,306	$ 2,502

  Property, Plant and Equipment

  Depreciation of property, plant and equipment is computed on the straight-line method for financial reporting purposes and on accelerated methods for income tax purposes. Estimated useful lives of the assets are as follows: buildings, 10-40 years; and machinery and equipment, 4-10 years.

  The cost of properties sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts, and the resulting gain or loss is reflected in income. Renewals and betterments are capitalized; maintenance and repairs are expensed.

  Income Taxes

  The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of tax benefits which are not expected to be realized. Although the Company has been included in the consolidated federal income tax return of Astronics Corporation income tax expense has been recorded on a separate return basis.

  MOD-PAC CORP.
  Notes to Financial Statements (continued)

  2. Significant Accounting Policies (continued)

  Earnings Per Share

  Earnings per share computations are based upon the following table:

	December 31
	1999	2000	2001
	(in thousands, except per share data)

Net income	$2,539	$2,742	$1,733
Basic earnings per share weighted average shares	3,855	3,915	4,026
Net effect of dilutive stock options	120	92	82
Diluted earnings per share weighted average shares	3,975	4,007	4,108

Basic earnings per share	$.66	$.70	$.43
Diluted earnings per share	.64	.68	.42

  All earnings per share calculations reflect the shares and options outstanding had the Distribution occurred at the beginning of each period presented. The net effect of dilutive stock options relates only to stock options held by employees of the Company and the Directors of Astronics.

  Class B Stock

  Class B Stock is identical to common stock, except Class B Stock has ten votes per share, is automatically converted to common stock when sold or transferred, and cannot receive dividends unless an equal or greater amount is declared on common stock.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Long-lived Assets

  Long-lived assets to be held and used are initially recorded at cost. The carrying value of these assets is evaluated for recoverability whenever adverse effects or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are recognized if future undiscounted cash flows and earnings from operations are not expected to be sufficient to recover the long-lived assets. The carrying amounts are then reduced by the estimated shortfall of the discounted cash flows.

  MOD-PAC CORP.
  Notes to Financial Statements (continued)

  2. Significant Accounting Policies (continued)

  Derivatives

  At December 31, 2001 and 2000 and during the three years ended December 31, 2001, the Company had no derivatives. The Company's policy is not to enter into derivatives for trading purposes. The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivative depends on the intended use and resulting designation. The Company designates its derivatives based upon the criteria established by SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (OCI) and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portions of all derivatives are recognized immediately into earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. The Company classifies the cash flows from hedging transactions in the same category as the cash flows from the respective hedged items.

  Recently Issued Accounting Standards

  There are no recently issued accounting standards that will have a material impact on the Company's financial position or results of operations.

  3. Long-Term Debt

  Long-term debt consists of the following:

	2000	2001
	(In Thousands)

Term loans payable in monthly installments plus interest at 3-4%; secured by certain real estate and equipment	$ 617	$ 448
	617	448
Less current maturities	169	158
	$ 448	$ 290

  Principal maturities of long-term debt over the next five years are as follows: $158,000; $148,000; $91,000; $41,000; and $10,000.

  4. Leases

  The Company leases production equipment under an operating lease expiring in 2010. This lease commenced in 2001 and rental expense for that year was $106,000. Minimum future rental payments under non-cancelable lease obligations as of December 31, 2001 are: 2002, $424,000; 2003, $424,000; 2004, $424,000; 2005, $424,000; 2006, $424,000; thereafter $1,520,000.

  MOD-PAC CORP.
  Notes to Financial Statements (continued)

  5. Transactions with VistaPrint Limited

  During the years ended December 31, 2000 and 2001, the Company performed printing and order fulfillment services for VistaPrint Limited, resulting in net sales of $594,000 and $3,220,000, respectively. VistaPrint owed MOD-PAC CORP. $104,000 and $1,360,000 at December 31, 2000 and 2001, respectively, related to such net sales and $584,000 at December 31, 2001 for freight charges. Robert S. Keane, the son of Kevin T. Keane, is a shareholder in and chief executive officer of VistaPrint Limited. In addition, Kevin T. Keane is a shareholder in VistaPrint Limited, holding less than 5% of its capital stock. The balances outstanding have been collateralized by all the domestic assets of VistaPrint Limited.

  The Company has a supply agreement with VistaPrint Limited pursuant to which the Company is VistaPrint Limited's exclusive North American supplier of printed products. Printed products delivered to VistaPrint Limited's customers pursuant to this agreement are billed to VistaPrint Limited at the Company's fully burdened cost divided by .075. VistaPrint Limited is obligated to pay the Company for such shipments within 40 days of invoice. This agreement expires April 2, 2011. This agreement requires that the Company equip a pilot production facility in Waltham, Massachusetts. The equipment related to this facility was purchased in September 2002 at an aggregate cost of $1.0 million, including equipment purchased from VistaPrint Limited for $412,000. The pilot production equipment is located in an office which is subleased from VistaPrint Limited. The Company is committed to the sublease through June 30, 2004 at an annual rent of approximately $21,000.

  The Company has an additional supply agreement with VistaPrint Limited for outside of North America, whereby VistaPrint Limited is obligated to give the Company a commercially reasonable opportunity to bid for the manufacturing rights of VistaPrint Limited's printed products outside of North America. Pursuant to this agreement, the price for products shall be negotiated, but in no event shall they exceed the Company's fully burdened cost divided by .075. This agreement also expires April 2, 2011.

  6. Stock Option and Purchase Plans

  The Company does not have any stock options or stock purchase plans. The Company's employees participate in such plans sponsored by Astronics Corporation. It is the Company's plan to substitute options of the Company for the outstanding options of Astronics held by the Company's employees and directors once the Distribution has been completed. The substitution will preserve the intrinsic value of the Astronics options that are outstanding at the date of the Distribution.

  A summary of the activity of the Company's employees and directors in the stock option and purchase plans of Astronics Corporation for the years ended December 31 follows:

  MOD-PAC CORP.
  Notes to Financial Statements (continued)

  6. Stock Option and Purchase Plans (continued)

	1999	2000		2001
	Options	Weighted Average Exercised Price	Options	Weighted Average Exercised Price	Options	Weighted Average Exercised Price

Outstanding at the beginning of the year	251,608	$2.78	268,933	$3.49	304,392	$4.57
Options granted	26,400	9.46	26,600	9.88	26,500	15.77
Stock distribution	-	-	27,671	(.39)	67,403	(1.14)
Options exercised	(9,075)	1.18	(18,812)	1.26	(61,213)	1.10
Outstanding at the end of year	268,933	$ 3.49	304,392	$ 4.57	337,082	$ 4.97

Exercisable at December 31	246,432	$ 3.08	267,070	$ 3.26	295,806	$ 2.84

  Exercise prices for options outstanding as of December 31, 2001 range from $1.06 to $15.77. The weighted average remaining contractual life of these options is 5 years.

  Astronics established the Incentive Stock Option Plans for the purpose of attracting and retaining executive officers and key employees, and to align management's interest with those of the shareholders of Astronics Corporation. Generally, the options must be exercised within ten years from the grant date and vest ratably over a five-year period. The exercise price for the options is equal to the fair market value at the date of grant.

  Astronics established the Directors Stock Option Plans for the purpose of attracting and retaining the services of experienced and knowledgeable outside directors, and to align their interest with those of its shareholders. The options must be exercised within ten years from the grant date. The exercise price for the option is equal to the fair market value at the date of grant. Astronics had options outstanding for 191,904 shares under the plans at December 31, 2001.

  Astronics established the Employee Stock Purchase Plan to encourage employees of its subsidiaries to invest in Astronics. Each option is for one year, but may be canceled by the employee at any time during the year. The exercise price of the option is 85 percent of the market price on the date of grant. At December 31, 2001, MOD PAC employees had outstanding options to purchase 33,619 shares at $7.22 per share on September 30, 2002.

  The measurement prescribed by APB Opinion No. 25 does not recognize compensation expense if the exercise price of the stock option equals the market price of the underlying stock on the date of grant. Accordingly, no compensation expense related to stock options has been recorded in the financial statements.

  The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 2000 and 2001; risk-free interest rate of 7%, 6.5% and 6%; dividend yield of 0% for all three years; volatility factor of the expected market price of Astronics' common stock of .42, .44 and

  MOD-PAC CORP.
  Notes to Financial Statements (continued)

  6. Stock Option and Purchase Plans (continued)

  .35; and a weighted average expected life of the option of 4.5 for all three years. The weighted average grant date fair value of options granted during 1999, 2000 and 2001 was $3.91, $4.24 and $4.82.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  For purposes of pro forma disclosures, the estimated fair value of the Astronics stock options at the date of grant is amortized to expense over the options' vesting period. The Company's pro forma information for the year ended December 31, 1999 is as follows: net income $2,361,000; basic earnings per share $.62; and diluted earnings per share $.60. The pro forma effect on earnings for the year December 31, 2000 is as follows: net income $2,559,000; basic earnings per share $.66; and diluted earnings per share $.64. The pro forma effect on earnings for the year December 31, 2001 is as follows: net income $1,531,000; basic earnings per share $.38; and diluted earnings per share $.38.

  7. Income Taxes

  The provision for income taxes consist of the following:

	December 31
	1999	2000	2001
	(In Thousands)
Currently payable
US Federal	$786	$994	$978
State	77	84	83
Deferred	142	45	65
	$1,005	$1,123	$1,126

  The effective tax rates differ from the statutory federal income tax as follows:

	December 31
	1999	2000	2001

Statutory federal income tax rate	34.0%	34.0%	34.0%
Non-deductible expense	.3	.3	.4
State income tax, net of federal income tax benefit	1.4	1.4	1.9
Research and development credits	-	(.4)	-
State investment tax credits, net of federal benefit	(4.4)	(2.8)	(6.8)
Change in valuation allowance	(2.9)	(3.4)	10.0
	28.4%	29.1%	39.5%

  MOD-PAC CORP.
  Notes to Financial Statements (Continued)

  7. Income Taxes (continued)

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2000 and 2001 are as follows:

	2000	2001
	(In Thousands)
Long-term deferred tax liabilities:
Tax depreciation over book depreciation	$2,555	$2,593
Long-term deferred assets:
State investment tax credit carryforwards	1,121	1,314
Other - net	83	146
Total long-term deferred tax assets	1,204	1,460

Valuation allowance for deferred tax assets related to investment tax credit carryforwards	(429)	(712)
Net long-term deferred tax asset	775	748
Net long-term deferred tax liability	$ 1,780	$ 1,845

  At December 31, 2001, the Company had state investment tax credit carryforwards of $1,992,000 expiring through 2016. The deferred tax asset valuation allowance at December 31, 1999 was $522,000.

  8. Profit Sharing/401(k) Plan

  MOD-PAC CORP. participates in the Astronics qualified Profit Sharing/401(k) Plan. Most of its full-time employees are eligible for annual contributions based on percentages of pre-tax income. In addition, employees may contribute a portion of their salary to the 401(k) which is partially matched by MOD-PAC CORP. The plan may be amended or terminated at any time. Total charges to income for the plan were $306,000, $342,000 and $435,000 in 1999, 2000 and 2001, respectively.

  9. Transactions with Astronics

  In connection with the Distribution, MOD-PAC CORP. are expected to execute and deliver the Separation and Distribution Agreement (Distribution Agreement) and certain related agreements that are summarized below. This summary is qualified in all respects by the terms of the Distribution Agreement and such related agreements.

  Distribution Agreement

  Pursuant to the Distribution Agreement, Astronics will transfer to the Company all assets and liabilities associated with the Company that are not already in its name and will distribute all of the shares of the Company's common stock and Class B stock owned by Astronics to its shareholders. Pursuant to the Distribution, each holder of Astronics common stock will receive one share of the Company's common stock for every two shares of Astronics common stock held by him or her on the record date, and each holder of Astronics Class B stock will receive one share of the Company's Class B stock for every two shares of Astronics Class B stock held by him or her on the record date. The Distribution Agreement also provides, among other things, that the Company will indemnify Astronics for all liabilities, including

  MOD-PAC CORP.
  Notes to Financial Statements (Continued)

  9. Transactions with Astronics (continued)

  contingent liabilities, relating to the Company's business and that certain contingent liabilities not allocated to one of the parties will be shared equally by the Company and Astronics.

  Employee Benefits Agreement and Plans

  The Company and Astronics are expected to enter into an Employee Benefits Agreement, pursuant to which the Company will create independent employee benefit plans that are substantially similar to Astronics' existing plans. The agreement will provide for the transfer of assets and liabilities of various Astronics employee benefit plans related to the Company's employees. Generally, following the Distribution, Astronics will cease to have any liability or obligation to the Company's employees and their beneficiaries under any of Astronics benefit plans, programs or policies.

  Tax Sharing Agreement

  The Company and Astronics are expected to enter into a Tax Sharing Agreement, which will govern the Company's and Astronics' respective rights, responsibilities and obligations after the Distribution with respect to taxes for the periods ending on or before Distribution. Generally, pre-Distribution taxes that are clearly attributable to the business of one party will be borne solely by that party, and other pre-Distribution taxes will be shared by the parties based upon a formula set forth in the Tax Sharing Agreement. In addition, under the Tax Sharing Agreement, liability for taxes that are incurred as a result of the restructuring activities undertaken to implement the Distribution will be borne 60% by Astronics and 40% by the Company. If the Distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of our stock or assets, or some other action of ours, then the Company will be solely liable for any resulting corporate taxes.

  Interim Services Agreement

  The Company and Astronics are expected to enter into an Interim Services Agreement, whereby Astronics will provide the Company, on an interim, transitional basis, payroll processing, general ledger preparation, financial reporting, training, shareholder relations, risk management and benefits administration services. The agreed upon charges for such services are generally intended to allow Astronics to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, without profit, and will be allocated between us and Luminescent Systems, Inc., a subsidiary of Astronics, based upon our relative sales.

  SCHEDULE II

  MOD PAC CORP

  VALUATION AND QUALIFICATION ACCOUNTS

  (in thousands)
Year	Description	Balance at the Beginning of Period	Charged to Costs and Expense	Write offs/ Recoveries	Balance at End of Period
1999	Allowance for Doubtful Accounts	$ 47	$ 53	$ (3)	$ 97

2000	Allowance for Doubtful Accounts	$ 97	$ 42	$ (62)	$ 77

2001	Allowance for Doubtful Accounts	$ 77	$ 12	$ (63)	$ 26

1999	Deferred Tax Asset Valuation Allowance	$596	-	$ (74)	$522

2000	Deferred Tax Asset Valuation Allowance	$522	-	$ (93)	$429

2001	Deferred Tax Asset Valuation Allowance	$429	$283	-	$712

  MOD-PAC CORP.
  Consolidated Balance Sheet
  September 28, 2002
  With Comparative Figures for December 31, 2001

	Dollars in Thousands
	December 31, 2001	September 28, 2002, (unaudited)

Current Assets:
Cash	$1	$1
Trade accounts receivable:
VistaPrint	1,944	863
All other customers	3,023	2,520
Allowance for doubtful accounts	(26)	(8)
Net trade accounts receivable	4,941	3,375
Due from Astronics Corporation	3,933	6,573
Inventories	2,502	2,934
Prepaid expenses	201	120
Total current assets	11,578	13,003

Property, Plant and Equipment, at cost	35,704	38,140
Less accumulated depreciation and amortization	18,005	20,239
Net property, plant and equipment	17,699	17,901

Other Assets	405	620
	29,682	31,524

Current Liabilities:
Current maturities of long-term debt	$158	$150
Accounts payable	870	1,462
Accrued expenses	767	682
Total current liabilities	1,795	2,294

Long-term debt	290	179
Deferred compensation	258	536
Deferred taxes	1,845	1,844

Shareholders' Equity:
Common stock, $.01 par value
Authorized 20,000,000 shares, issued
2,836,290 in 2001 and 2,924,397 in 2002	28	29
Class B common stock, $.01 par value
Authorized 5,000,000 shares, issued
1,206,296 in 2001 and 1,025,055 in 2002	12	10
Accumulated other comprehensive income (loss)	--	(63)
Retained earnings	25,454	26,695
	25,494	26,671

	$29,682	$31,524

See notes to financial statements.

  MOD-PAC CORP.

  Consolidated Statement of Income and Retained Earnings
  Period Ended September 28, 2002
  With Comparative Figures for 2001

	(Dollars in Thousands)
	(Unaudited)
	NINE MONTHS		THREE MONTHS
	2001	2002	2001	2002

Net Sales	$21,637	$22,484	$7,794	$7,700

Costs and Expenses:
Cost of products sold	16,741	16,909	5,776	5,762
Selling, general and administrative expenses	2,567	2,929	872	927
Corporate expense allocation	624	638	233	237
Interest expense, net	20	9	5	2

Total costs and expenses	19,952	20,485	6,886	6,928

Income from continuing operations
Before taxes	1,685	1,999	908	772

Provision for income taxes	618	759	329	312

Net income	$1,067	$1,240	$579	$460

Earnings per share:

Basic	$.27	$.31	$.14	$.12

Diluted	$.26	$.30	$.14	$.12

See notes to financial statements

  MOD-PAC CORP.

  Consolidated Statement of Cash Flows
  Nine Months Ended September 28, 2002
  With Comparative Figures for 2001

	(Dollars in Thousands)
	(Unaudited)
	2001	2002
Cash Flows from Operating Activities:
Net income	$1,067	$1,240
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	2,222	2,265
Other	22	296
Cash flows from changes in operating assets and liabilities, excluding effects of acquisitions:
Accounts receivable	(1,629)	1,567
Inventories	37	(432)
Prepaid expenses	(140)	81
Accounts payable	255	593
Accrued expenses	10	(86)

Net cash provided by Operating Activities	1,844	5,524

Cash Flows from Investing Activities:
Change in other assets	(51)	(127)
Capital expenditures	(1,014)	(2,436)

Net Cash used in Investing Activities	(1,065)	(2,563)

Cash Flows from Financing Activities
Principal payments on long-term debt and capital lease
obligations	(651)	(119)
Due from Astronics Corporation	(128)	(2,842)

Net Cash used in Financing Activities	(779)	(2,961)

Net increase in Cash	--	--

Cash at Beginning of Year	1	1

Cash at end of period	$1	$1

Cash payments for:
Interest	$20	$9
Income taxes	618	760

See notes to financial statements.

  MOD-PAC CORP.

  Notes to Financial Statements

  September 28, 2002

1)

  The accompanying unaudited statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. Operating results for the nine-month period ended September 28, 2002 are not necessarily indicative of the results that may be expected for the year ended December 31, 2002.

The balance sheet at December 31, 2001 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the financial statements and footnotes thereto included in the Company's 2001 annual report.

2)	Inventories are stated at the lower of cost or market, cost being determined in accordance with the first-in, first-out method. Inventories are as follows:

(in thousands)
	December 31, 2001	September 28, 2002 (Unaudited)

Finished Goods	$1,488	$1,659
Work in Progress	200	242
Raw Material	814	1,033
	$2,502	$2,934

  3) Earnings Per Share

  All earnings per share calculations reflect the shares and options outstanding had the Distribution occurred at the beginning of each period presented. The net effect of dilutive stock options relates only to stock options held by employees of the Company and the Directors of Astronics.

	(in thousands, except per share data)
	Nine Months Ended September 28
	2001	2002

Net income	$1,067	$1,240

Basic earnings per share weighted average shares	4,020	4,040
Net effect of dilutive stock options	160	97
Dilutive earnings per share weighted average shares	4,180	4,137

Basic earnings per share	$.27	$.31

Diluted earnings per share	$.26	$.30